Amended and Restated Operating Agreement

FinTron, LLC,
a New York Limited Liability Company

THE UNITS REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES ACTS OR LAWS OF ANY STATE IN RELIANCE UPON EXEMPTIONS UNDER THOSE ACTS AND LAWS. THE SALE OR OTHER DISPOSITION OF SUCH UNITS IS RESTRICTED AS STATED IN THIS AGREEMENT, AND IN ANY EVENT IS PROHIBITED UNLESS THE COMPANY RECEIVES AN OPINION OF COUNSEL SATISFACTORY TO IT AND ITS COUNSEL THAT SUCH SALE OR OTHER DISPOSITION CAN BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY APPLICABLE STATE SECURITIES ACTS AND LAWS. BY ACQUIRING UNITS REPRESENTED BY THIS AGREEMENT, EACH MEMBER REPRESENTS THAT IT WILL NOT SELL OR OTHERWISE DISPOSE OF ITS UNITS WITHOUT COMPLIANCE WITH THE PROVISIONS OF THIS AGREEMENT AND REGISTRATION OR OTHER COMPLIANCE WITH THE AFORESAID ACTS AND LAWS AND THE RULES AND REGULATIONS ISSUED THEREUNDER.

THIS AMENDED AND RESTATED OPERATING AGREEMENT of FinTron, LLC (the "Company") is entered into as of January 27, 2021 (the "Effective Date") by each of the Members listed on Exhibit A of this Agreement.

A.   The Company was duly formed as a limited liability company in the State of New York on September 22, 2017 by the filing of Articles of Organization (the "Articles of Organization") with the Secretary of the State of New York pursuant to the New York Limited Liability Company Law (the "Act").

B.   In order to regulate the affairs of the Company and the conduct of its business, the original members of the Company (the "Initial Members") entered into an Operating Agreement dated as of September 22, 2017 (as amended, the "Original Agreement") pursuant to the Act.

C.   In connection with the sale and issuance of Membership Interests in the form of Series Seed Preferred Units to the additional Members admitted to the Company as of the date hereof, the Company and the Initial Members desire to amend and restate the Original Agreement and to admit additional Members to the Company and issue to such additional Members Membership Interests in the form of Series Seed Preferred Units.

D.   The Members of the Company and their respective ownership interests in the Company are set forth on Exhibit A hereto.

E.   In order to regulate the affairs of the Company and the conduct of its business pursuant to the Act, the parties hereto desire to enter into this Agreement to further provide for the management of the business and affairs of the Company, to define certain rights and obligations of the Members and to establish the rights, preferences and privileges of the Common Units and the Series Seed Preferred Units, all as more fully set forth herein.

ARTICLE 1: DEFINITIONS

Capitalized terms used in this Agreement have the meanings specified in this Article 1 or elsewhere in this Agreement and if not so specified, have the meanings set forth in the Act.

"Act" shall have the meaning set forth in the recitals hereto.

"Additional Consideration" shall have the meaning set forth in Section 4.3(e).

"Additional Units" shall have the meaning in Clause (d)(iv)(D) of Exhibit C.

"Affiliate" means (a) with respect to a business entity, a Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by, or is under common Control with, the Person specified and (b) with respect to an individual, such individual's Family Members.

"Agreement" means this Amended and Restated Operating Agreement of the Company, as may be amended from time to time.

"Allocable Income" shall have the meaning set forth in Section 4.4.

"Approved Sale" shall have the meaning set forth in Section 8.4(a).

"Approving Holders" shall have the meaning set forth in Section 8.4(a).

"Articles of Organization" shall have the meaning set forth in the recitals hereto.

"Available Proceeds" shall have the meaning set forth in Section 4.3(b)(ii).

"Board" shall have the meaning set forth in Section 6.1(a).

"Capital Account" shall have the meaning set forth in Section 3.4(a).

"Capital Contribution" means, with respect to any Member, the total value of (1) cash and the fair market value of property other than cash and (2) services that are contributed and/or agreed to be contributed to the Company by such Member, as listed on Exhibit A, as may be updated from time to time according to the terms of this Agreement.

"Cause" shall mean, for purposes of the Founder, as the Chief Executive Officer, being subject to termination: (1) commission of any act of fraud or gross negligence by the Founder in the course of his employment as Chief Executive Officer that, in the case of gross negligence, has a material adverse effect on the business or financial condition of the Company, (2) engagement by the Founder in any willful misconduct that is, or could reasonably be expected to be, materially injurious or detrimental to the substantial interest of the Company, (3) the Founder's willful and continued failure to substantially perform his duties with the Company (other than any such failure resulting from illness or disability) after a written demand for substantial performance from the Company is delivered to the Founder, which demand identifies the manner in which it is claimed that the Founder has not substantially performed his duties, (4) the Founder's conviction of (or plea of guilty or *nolo contendere* to) (A) any felony or (B) any misdemeanor involving fraud in connection with the performance of his duties to the Company , or (5) the Founder's material breach of this Agreement or any other written agreement with the Company which breach, if curable, has not be cured within a reasonable period of time following notice from the Board to Founder. No act, or failure to act, by the Founder will be "willful" unless done, or omitted to be done, by the Founder not in good faith and without reasonable belief that the Founder's act, or failure to act, was in the best interests of the Company.

"Code" shall mean the Internal Revenue Code of 1986, as amended, or any successor federal revenue law.

"Common Units" shall have the meaning set in Section 3.1(b).

"Company" shall have the meaning set forth in the introductory paragraph hereto.

"Company Election Period" shall have the meaning set forth in Section 8.3(a).

"Competitor" means any enterprise that engages in a business which is competitive with the business of the Company as such business may exist or is proposed to be entered into by the Board at the point in time in question.

"Confidential Information" means any and all information of and concerning the Company and its Subsidiaries; provided, that Confidential Information shall not include (and any Member may disclose, without prejudice to any other agreement between such Member and the Company or any of its Subsidiaries relating to confidentiality) any information (a) of which such Member (or its Affiliates) learns from a source other than the Company or its Subsidiaries, whether prior to or after such information is actually disclosed by the Company or its Subsidiaries, other than in contravention of an obligation of confidentiality to the Company or any of its Affiliates; (b) was already known by such Member or its Affiliates, other than under an obligation of confidentiality, at the time of disclosure; or (c) that has become generally available to the public other than by virtue of a breach of Section 7.9 by such Member.

"Control" (including the terms "Controlling," "Controlled by" and "under common Control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"Convertible Securities" shall have the meaning set forth in Clause (d)(iv)(A) of Exhibit C.

"Covered Person" shall have the meaning set forth in Section 11.1.

"Declined Units" shall have the meaning set forth in Section 3.10.

"Deemed Liquidation Event" shall have the meaning ascribed to such term in Section 4.3(a).

"Effective Date" shall have the meaning set forth in the introductory paragraph hereto.

"Elected Mandatory Conversion" shall have the meaning set forth in Clause (d)(vii)(A) of Exhibit C.

"Electing Holder" shall have the meaning set forth in Section 3.10.

"Equity Incentive Plan" shall have the meaning set forth in Section 3.1(c).

"Equity Securities" means all equity securities (including, without limitation, securities that are exchangeable for or convertible into equity securities) or other interests of the Company, including any unit appreciation or similar rights, contractual or otherwise.

"Equity Agreement" means any securities purchase or subscription agreement, limited liability company interest or other equity grant or award agreement, employment, services or consulting agreement and any other agreement, document or instrument evidencing or effecting the issuance or other Transfer of any Equity Securities or otherwise governing the terms and conditions with respect to any Equity Securities, in each case as the same may be amended or otherwise modified from time to time.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Exempted Securities" shall have the meaning set forth in Clause (d)(v) of Exhibit C.

"Exhibit" means a document attached to this Agreement labeled as "Exhibit A," "Exhibit B," "Exhibit C," "Exhibit D" and so forth, as such document may be amended, updated, or replaced from time to time according to the terms of this Agreement.

"Fair Market Value" means the fair value of the Units or other assets or property determined by the Board in good faith on the basis of an orderly sale to a willing, unaffiliated buyer in an arm's length transaction and after taking into account such factors as the Board shall deem appropriate.

"Family Member" means with respect to an individual, (a) the spouse, parents, siblings and any descendants (including adoptive relationships and stepchildren) of such Person and the spouses of each such Person, (b) the estate of such Person, (c) any trust or similar vehicle established for the primary benefit of such Person or such Person's estate.

"Fiscal Quarter" means each calendar quarter ending March 31, June 30, September 30 and December 31, or such other quarterly accounting period as may be established by the Board.

"Fiscal Year" means each calendar year ended December 31, or such other annual accounting period as may be established by the Board.

"Founder" shall have the meaning set forth in Section 6.1(a)(iii).

"Incentive Award" shall have the meaning set forth in Section 3.1(c).

"Initial Consideration" shall have the meaning set forth in Section 4.3(e).

"Initial Members" shall have the meaning set forth in the recitals hereto.

"Interest Rate" shall mean a rate of interest equal to five percent (5%) above the prime rate of interest as reported in the "Money Rates Section" of *The Wall Street Journal* (New York edition) from time to time, but not more than the maximum rate permitted by applicable law.

"Investment Threshold" shall have the meaning set forth in Section 6.1(a)(i).

"Involuntary Transfer" shall mean the involuntary transfer of all or any portion of Units by way of intestacy, will, bankruptcy, receivership, levy, execution, charging order or other similar seizure by legal process.

"IPO" shall mean the sale of the Company's securities in a firm commitment underwritten initial public offering pursuant to an effective registration under the Securities Act.

"Key Employee" shall have the meaning set forth in Section 8.3(a).

"Liquidation" shall mean any liquidation, dissolution or winding up, whether voluntary or involuntary, of the Company.

"Manager" or "Managers" shall have the meaning set forth in Section 6.1(a).

"Mandatory Conversion Date" shall have the meaning set forth in Clause (d)(vii)(A) of Exhibit C.

"Member" means each Person who acquires Membership Interest pursuant to this Agreement. The Members are listed on Exhibit A, as may be updated from time to time according to the terms of this Agreement. Each Member has the rights and obligations specified in this Agreement.

"Membership Interest" means the entire ownership interest of a Member in the Company at any particular time, including the right to any and all benefits to which a Member may be entitled as provided in this Agreement and under the Act, together with the obligations of the Member to comply with all of the terms and provisions of this Agreement.

"Merger Agreement" shall have the meaning ascribed to such term in Section 4.3(b).

"New Securities" shall have the meaning set forth in Section 3.2.

"Next Financing ROFR Amount" shall have the meaning set forth in Section 3.10.

"Non-Transferring Members" shall have the meaning set forth in Section 8.3(b).

"Offer Notice" shall have the meaning set forth in Section 8.3(a).

"Officer" and "Officers" shall have the meaning set forth in Section 6.3(a).

"Option" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Units or Convertible Securities (including pursuant to the Equity Incentive Plan).

"Original Agreement" shall have the meaning set forth in the recitals hereto.

"Ownership Interest" means the Percentage Interest or Units, as applicable, based on the manner in which relative ownership of the Company is divided.

"Percentage Interest" means the percentage of ownership in the Company that, with respect to each Member, entitles the Member to a Membership Interest and is expressed as either:

A.   If ownership in the Company is expressed in terms of percentage, the percentage set forth opposite the name of each Member on Exhibit A, as may be adjusted from time to time pursuant to this Agreement; or

B.   If ownership in the Company is expressed in Units, the ratio, expressed as a percentage, of:

(1) the number of Units owned by the Member (expressed as "MU" in the equation below), *divided by*

(2) the total number of Units owned by all of the Members of the Company (expressed as "TU" in the equation below).

$$\text{Percentage Interest} = MU/TU$$

"Permitted Transferee" shall have the meaning set forth in Section 8.3(d).

"Person" means an individual (natural person), partnership, limited partnership, trust, estate, association, corporation, limited liability company, or other entity, whether domestic or foreign.

"Preferred Units" shall have the meaning set in Section 3.1(b).

"Profits Interests" shall have the meaning set forth in Section 3.11(a).

"Profits Interest Units" shall have the meaning set forth in Section 3.11(a).

"QPO Mandatory Conversion" shall have the meaning set forth in Clause (d)(vii)(A) of Exhibit C.

"Qualified Public Offering" shall mean the consummation of a firm commitment underwritten public offering of the Company or its successor with a valuation of at least $25,000,000 million and aggregate gross proceeds from such offering of not less than $5,000,000 million.

"Redemption Date" shall have the meaning set forth in Section 4.3(b)(ii).

"Redemption Notice" shall have the meaning set forth in Section 4.3(b)(iii).

"Remaining Units" shall have the meaning set forth in Section 8.3(b).

"Securities Act" shall mean the Securities Act of 1933, as amended.

"Series Seed Conversion Notice" shall have the meaning set forth in Clause (d)(ii) of Exhibit C.

"Series Seed Conversion Price" shall have the meaning set forth in Clause (d)(iii) of Exhibit C.

"Series Seed Members' Election Period" shall have the meaning set forth in Section 8.3(b).

"Series Seed Members' Notice" shall have the meaning set forth in Section 8.3(b).

"Series Seed Original Issue Date" shall have the meaning set forth in Clause (d)(i) of Exhibit C.

"Series Seed Original Issue Price" shall have the meaning set forth in Clause (c) of Exhibit C.

"Series Seed Preferred Units" shall have the meaning set in Section 3.1(b).

"Subsidiary" shall mean, with respect to any Person, any corporation, limited liability company, partnership, association, or other business entity of which (A) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (B) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof, or the management of such business entity, is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons owns a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity's gains or losses. The term "Subsidiary" shall include all Subsidiaries of such Subsidiary.

"Target Balance" shall mean with respect to each Member, as of the close of any period for which allocations are made under Article 5, the amount such Member would receive in a hypothetical liquidation of the Company as of the close of such period, assuming for purposes of such hypothetical liquidation that (i) all of the assets of the Company are sold at prices equal to their then fair market value (as maintained by the Company for purposes of, and pursuant to, Section 3.4(a) and the capital account maintenance provisions of Treasury Regulations Section 1.704-1(b)(2)(iv)), and (ii) all of the cash of the Company is distributed pursuant to Sections 4.1 and 4.2 as applicable (but in the case of such distributions pursuant to Section 4.2, after the payment of all Company liabilities, limited in the case of nonrecourse liabilities to the collateral securing or otherwise available to satisfy such liabilities).

"Tax Distribution" shall have the meaning set forth in Section 4.4.

"Tax Rate" shall mean the percentage set by the Board with respect to each Taxable Year approximating the combined maximum marginal federal, state and local income tax rate applicable to such item (taking into account any preferential rate for capital gains or other income) including the maximum marginal state tax rate applicable to an individual resident of the City of New York in the State of New York for such Taxable Year (assuming that state income taxes are fully deductible for federal income tax purposes). Unless otherwise determined by the Board for a particular Fiscal Year, the Tax Rate for such Taxable Year shall be 45%.

"Taxable Year" shall mean the Fiscal Year unless the Board shall determine otherwise in its discretion and in compliance with applicable laws.

"Transfer" means any sale, transfer, conveyance, assignment, pledge, mortgage, exchange, hypothecation, gift, bequest, grant of a security interest or other direct or indirect disposition or encumbrance of an interest in any Units (whether legal or beneficial, with or without consideration, voluntarily or involuntarily or by merger or operation of law) that would change the legal or beneficial ownership of such interest in any Units, including a disposition under judicial order, legal process, execution, attachment or enforcement of an encumbrance other than a transfer by an individual to the transferor's estate so long as such estate shall hold the interest in the Units subject to all if the terms of this Agreement (*i.e.*, such estate may not Transfer any interest in the Units to any Person without compliance with Article 8**Error! Reference source not found.** and the other terms of this Agreement). Without limiting the foregoing, a "Transfer" specifically includes any transaction that creates a form of joint ownership in an interest in any Units between the transferor and one or more persons (whether or not that other person is the spouse of the transferor) or any transaction that creates or grants an option, warrant, or right to obtain an interest in any Units. The terms "Transferee," "Transferred" and other forms of the word "Transfer" shall have correlative meanings.

"Unit Register" means the schedule of Unit holders attached hereto as Exhibit A, as the same may be adjusted from time to time pursuant to the terms and conditions of this Agreement.

"Units" mean, if ownership in the Company is expressed in Units, units of ownership in the Company, that, with respect to each Member, entitles the Member to a Membership Interest which, if applicable, is expressed as the number of Units set forth opposite the name of each Member on Exhibit A, as may be adjusted from time to time pursuant to this Agreement.

"Unreturned Capital Contributions" shall mean, with respect to a Member, as of any date, an amount equal to the aggregate Capital Contributions made by such Member pursuant to Article 3 of this Agreement, *less* the total cash distributions made to such Member in return of such Capital Contributions pursuant to Section 4.1, Section 4.2 and Section 4.4.

ARTICLE 2: FORMATION

2.1 **Name; General Terms; Effective Date**. The Persons listed on the Unit Register are the Members of the Company. The rights and obligations of the Members and the terms and conditions of the Company shall be governed by the Act and this Agreement. To the extent the Act and this Agreement are inconsistent with respect to any subject matter covered in this Agreement, this Agreement shall govern to the extent permitted by law. The name of the Company shall be "FinTron, LLC". The name of the Company shall be the exclusive property of the Company, and no Member shall have any rights, commercial or otherwise, in the Company's name or any derivation thereof.

2.2 **Purposes**. The principal business activity and purpose of the Company initially shall be to carry on any and all business and to engage in any lawful act or activity for which limited liability companies may be organized under the Act. The business and purposes of the Company shall not be limited to its initial principal business activity and, unless the Board otherwise determines, it shall have authority to engage in any other lawful business, purpose or activity permitted by the Act, and it shall possess and may exercise all of the powers and privileges granted by the Act or which may be exercised by any Person, together with any powers incidental thereto, so far as such powers or privileges are necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of the Company.

2.3 **Principal Place of Business**. The principal place of business of the Company shall be at such place as the Board may designate from time to time, which need not be in the State of New York. The Company may have such other offices (within or without the State of New York) as the Board may designate from time to time.

2.4 **Registered Agent; Registered Office**. The Company's registered agent and registered office are set forth in the Articles of Organization and may be changed from time to time only by the Board pursuant to the provisions of the Act.

2.5 **Commencement and Term**. The Company commenced at the time and on the date appearing in the Articles of Organization and shall continue until it is dissolved, its affairs are wound up and final liquidating distributions are made pursuant to this Agreement and in compliance with the Act.

2.6 **No State-Law Partnership**. The Members intend that the Company not be a partnership (including a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member by virtue of this Agreement, for any purposes other than as set forth in the last sentence of this Section 2.6, and neither this Agreement nor any other document entered into by the Company or any Member relating to the subject matter hereof shall be construed to suggest otherwise. The Members intend that the Company shall be treated as a partnership for federal and, if applicable, state or local income tax purposes, and that each Member and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment.

ARTICLE 3: UNITS; CAPITAL CONTRIBUTIONS, ADDITIONAL MEMBERS, CAPITAL ACCOUNTS AND LIMITED LIABILITY

3.1 **Units**.

(a) All interests of the Members in distributions and other amounts specified in this Agreement, as well as the rights of the Members to vote on, consent to, or approve any matter related to the Company, shall be denominated in Units, and the relative rights, privileges, preferences and obligations of the Members with respect to Units shall be determined under this Agreement and the Act to the extent provided herein and therein. The number and the class of Units held by each Member shall be set forth opposite each Member's name on the Unit Register.

(b) The classes of Units as of the Effective Date are initially as follows: (i) Common Units (the "Common Units") and (ii) Preferred Units (the "Preferred Units"), which Preferred Units shall consist of Series Seed Preferred Units (the "Series Seed Preferred Units"). Subject to the terms of this Agreement and any other applicable Equity Agreements, the Company may issue an unlimited number of Units. The Units shall be represented by certificates or shall be uncertificated at the discretion of the Board.

(c) The Company has reserved an aggregate of 450,000 Common Units, either as Units, Profits Interests or pursuant to Options (such Units, Profits Interests or Options collectively referred to as "Incentive Awards"), for issuance under an equity incentive plan to be adopted by the Company after the date of this Agreement (the "Equity Incentive Plan") or pursuant to individual award agreements to certain employees, consultants and other service providers of the Company. The Incentive Awards may be vested or unvested at issuance and shall be awarded to such recipients by the Board in accordance with the Equity Incentive Plan (or, if applicable, the individual award agreement) and subject to the terms and conditions, including the imposition of repurchase options or forfeiture in favor of the Company, all as described in the Equity Incentive Plan or the individual grantee's award document, as well as all of the obligations and restrictions set forth in this Agreement. The Board may require payment from Persons acquiring certain Incentive Awards or may issue such Incentive Awards without monetary consideration. Persons who acquire Incentive Awards shall hold such Incentive Awards subject to the provisions of any separate agreements with the Company governing issuances as well as this Agreement. For the avoidance of doubt and notwithstanding anything to the contrary herein, in no event shall the Company issue Profits Interests having terms that would result in the holder of such Profits Interests receiving any amount with respect to such Profits Interests upon a hypothetical liquidation of the Company immediately after the issuance of such Profits Interests, and such Profits Interests may be subject to a distribution threshold as set forth in the individual grantee's award document. The Board may vote to increase the Common Units available under the Equity Incentive Plan up to an additional 418,401 units and the holder of the Series Seed Preferred Units will ensure that any Manager or Managers they appoint will not object to such increase.

3.2 **Subsequent Capital Contributions**. Subject to Section 6.6 and except as otherwise expressly provided in this Agreement, the Board may from time to time authorize and cause the Company to issue additional Equity Securities, Units, securities or rights convertible into Units, options or warrants to purchase Units, or any combination of the foregoing, consisting either of the classes of Units authorized hereby or as otherwise may be authorized in accordance with the terms hereof (collectively, "New Securities"), and with such rights, privileges, preferences and restrictions and other terms and conditions, and in exchange for such cash or other lawful consideration, as the Board may determine; provided, however, that no Member shall have any obligation to contribute additional capital to the Company except to the extent expressly set forth in Section 3.6 and Section 4.6. Any such New Securities will be issued pursuant to Equity Agreements and such other documents deemed appropriate by the Board.

3.3 **Additional Members**.

(a) With the exception of a transfer of an interest (1) governed by Article 8 of this Agreement or (2) otherwise expressly authorized by this Agreement, additional Persons may become Members of the Company and be issued additional Ownership Interests only if approved by and on terms determined in writing by the Board.

(b) Before a Person may be admitted as a Member of the Company, that Person must sign and deliver to the Company the documents and instruments, in the form and containing the information required by the Company, that the Board deems necessary or desirable. Membership Interests of new Members will be allocated according to the terms of this Agreement.

3.4 **Capital Accounts**.

(a) A separate capital account (each a "Capital Account") shall be maintained for each Member in accordance with the rules of Treasury Regulations Section 1.704-1(b)(2)(iv), and this Section 3.4 and shall be interpreted and applied in a manner consistent therewith. Whenever the Company would be permitted to adjust the Capital Accounts of the Members pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f) to reflect revaluations of Company property or issuances of additional interests in the Company, or at any other time when such an adjustment would otherwise be permitted under such Treasury Regulations, the Company, at the direction and in the reasonable discretion (unless required by law) of the Board, may so adjust the Capital Accounts of the Members. In the event that the Capital Accounts of the Members are adjusted pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f) to reflect revaluations of Company property, (i) the Capital Accounts of the Members shall be adjusted in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g) for allocations of depreciation, depletion, amortization and gain or loss, as computed for book purposes, with respect to such property, (ii) the Members' distributive shares of depreciation, depletion, amortization and gain or loss, as computed for tax purposes, with respect to such property shall be determined so as to take account of the variation between the adjusted tax basis and book value of such property in the same manner as Section 704(c) allocations are made under Section 4.3 of this Agreement, and (iii) the amount of upward and/or downward adjustments to the book value of the Company property shall be treated as income, gain, deduction and/or loss for purposes of applying the allocation provisions of Article 4. In the event that Section 704(c) of the Code applies to Company property, the Capital Accounts of the Members shall be adjusted in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g) for allocations of depreciation, depletion, amortization and gain and loss, as computed for book purposes, with respect to such property. No Member shall have any obligation to restore any portion of any deficit balance in such Member's Capital Account, whether upon liquidation of its Units, liquidation of the Company or otherwise.

(b) As of the Effective Date, each Member's Capital Account is reflected opposite such Member's name under the heading "Capital Account" on the Unit Register.

(c) Except as otherwise expressly provided in this Agreement, (i) no Member shall be entitled to withdraw or receive any part of its Capital Account or receive any distribution with respect to its Units, (ii) no Member shall be entitled to receive any interest on its Capital Account or Capital Contributions, (iii) each Member shall look solely to the assets of the Company for the return of its Capital Contributions and distributions with respect to its Units, (iv) no Member shall have any right or power to demand or receive any property or cash from the Company and (v) no Member shall have priority over any other Member as to the return of its Capital Contributions.

3.5 **Interest**. No interest will be paid by the Company or otherwise on Capital Contributions or on the balance of a Member's Capital Account.

3.6 **Limited Liability; No Authority.** A Member will not be bound by, or be personally liable for, the expenses, liabilities, debts, contracts, or obligations of the Company, except as otherwise provided in this Agreement or as required by the Act. Unless expressly provided in this Agreement, no Member, acting alone, has any authority to undertake or assume any obligation, debt, or responsibility, or otherwise act on behalf of, the Company or any other Member.

3.7 **Rights, Preferences and Privileges of Preferred Units**.

(a) The terms, rights, preferences and privileges of the Series Seed Preferred Units are contained in Exhibit C hereto and are incorporated herein by reference.

(b) The holders of Preferred Units shall also be entitled to distributions as provided in Article 4 (Distributions) and Article 10 (Dissolution) and to any other rights expressly granted by the Act or this Agreement.

3.8 **Common Units**. The holders of the Common Units are entitled to one (1) vote for each Common Unit held at all meetings of Members (and written actions in lieu of meetings). There shall be no cumulative voting. Except as otherwise set forth in this Agreement, the holders of Common Units shall be entitled to distributions as provided in Article 4 (Distributions) and Article 10 (Dissolution) and shall be entitled to any other rights expressly granted by the Act and this Agreement.

3.9 **Issuance of New Units**. The Board shall reflect the issuance of any additional Units on the Unit Register as and when issued pursuant to the applicable provisions of this Agreement. Subject to any Member approval requirements set forth in this Agreement, from time to time in its discretion, the Board shall have the authority to issue any Units authorized under this Agreement in addition to those Units that are then issued and outstanding (including, without limitation, the authority to issue Units subject to vesting or other substantial risks of forfeiture) and to fix and determine the relative rights, preferences, powers, privileges and restrictions of such Units, if applicable, without any further action on the part of any party and, upon the issuance of any such Units the Board shall have the authority to revise Exhibit A. Upon each issuance of new Units, the Percentage Interests of the Members immediately prior to the issuance shall be diluted and adjusted proportionately based upon the Percentage Interest assigned to the new Units.

3.10 **Preemptive Rights**. If (A) the Company proposes to issue any New Securities, other than any Exempted Securities, and (i) the holders of Series Seed Preferred Units have previously purchased at least 964,890 Series Seed Preferred Units and (ii) the holders of Series Seed Preferred Units continue to hold Series Seed Preferred Units in an amount at least equal to twenty-five percent (25%) of the Investment Threshold, then each holder of Series Seed Preferred Units shall have the right of first refusal to purchase a portion of such New Securities (other than any New Securities described in clause (B) below) determined *pro rata* based on such holder's Percentage Interest as compared to the aggregate Percentage Interest of all holders of Units and (B) if the Company proposes to issue any New Securities, other than any Exempted Securities and (i) the holders of the Series Seed Preferred Units have previously purchased at least 1,929,781 Series Seed Preferred Units and (ii) the holders of the Series Seed Preferred Units continue to hold Series Seed Preferred Units in an amount at least equal to twenty-five percent (25%) of the Investment Threshold, then (iii) in connection with the first *bona fide* financing transaction of the Company after the issuance of the Series Seed Preferred Units in which the Company raises at least $3,000,000 from the sale of New Securities, the holders of the Series Seed Preferred Units shall, in the aggregate, have the right of first refusal to purchase up to sixty percent (60%) of such New Securities (the "Next Financing ROFR Amount"), with each holder of Series Seed Preferred Units having the right of first refusal to purchase a portion of such Next Financing ROFR Amount of New Securities determined *pro rata* based on such holder's Percentage Interest as compared to the aggregate Percentage Interest of all holders of Units. So long as the holders of Series Seed Preferred Units shall have the rights of first refusal as set forth in the first sentence of this Section 3.10, the Company shall give each holder of Series Seed Preferred Units at least thirty (30) days' prior written notice of any such proposed issuance setting forth in reasonable detail the proposed terms and conditions thereof and shall offer to each holder of Series Seed Preferred Units the opportunity to purchase such New Securities that it is entitled to purchase at the same price, on the same terms, and at the same time as the New Securities are proposed to be issued by the Company. So long as the holders of Series Seed Preferred Units shall have the rights of first refusal as set forth in the first sentence of this Section 3.10, each holder of Series Seed Preferred Units may exercise his, her or its right of first refusal by delivery of an irrevocable written notice to the Company not more than thirty (30) days after delivery of the Company's notice of the proposed issuance. In the event any holder of Series Seed Preferred Units does not exercise (in whole or in part) his, her or its right of first refusal to purchase New Securities pursuant to this Section 3.10 within such thirty (30) day period (the New Securities such holder of Series Seed Preferred Units elects not to purchase, the "Declined Units"), the Company shall provide prompt written notice to each holder of Series Seed Preferred Units that has elected to purchase New Securities pursuant to this Section 3.10 (each, an "Electing Holder") and each Electing Holder shall have a *pro rata* over-allotment right to acquire all or a portion of the Declined Units at the same price, on the same terms, and at the same time as the New Securities are proposed to be issued by the Company. Each Electing Holder may exercise his, her or its over-allotment right by delivery of an irrevocable written notice to the Company not more than five (5) days after the delivery of the Company's notice of over-allotment rights. The Electing Holders' obligation pursuant to this Section 3.10 to purchase and pay for New Securities shall be conditioned upon the consummation of the proposed issuance by the Company. Except for the rights afforded to each holder of Series Seed Preferred Units under this Section 3.10, no Member shall be entitled to any preemptive rights with respect to the Company.

3.11. **Profits Interest Units and Related Tax Matters**.

(a) The Company and each service provider, consultant and employee who receives an Incentive Award structured as a "profits interest" hereby acknowledges and agrees that the Units attributable to such "profits interests" (the "Profits Interest Units"), and the rights and privileges associated with such Profits Interest Units, collectively are intended to constitute "profits interests" in the Company within the meaning of Rev. Proc. 93-27, 1993-2 C.B. 343 and satisfying the requirements set forth in Rev. Prov.

2001-43 (a "Profits Interest"), and that all Profits Interest Units received by a Member are received in exchange for the provision of services by such service provider, consultant or employee to or for the benefit of the Company or one of its Subsidiaries in a Member capacity or in anticipation of becoming a Member. The Company and each Member, including a Member who receives Profits Interest Units, hereby agree to consistently account for such Profits Interest Units in accordance with this Section 3.11.

(b) Neither the Company nor any Member is hereby providing any covenant, representation or guarantee that the characterization of the Profits Interest Units as a "profits interest" as described in this Section 3.11 shall be accepted by any governmental authority or a court of laws.

(c) Profits Interest Units may be subject to vesting provisions and a distribution threshold, as well as other requirements set forth in the applicable award agreement, and holders of such Units shall timely file an election under Section 83(b) of the Code in connection with any award of Profits Interest Units.

(d) In connection with the grant of Profits Interest Units to a Person in connection with the performance of services to or for the benefit of the Company or one of its Subsidiaries, except as otherwise required by applicable law:

(i) The Person shall be treated as receiving the Profits Interest Unit on the date of grant;

(ii) Items of income, gain, deduction and loss with respect to the Company shall be allocated to holders of Profits Interest Units in accordance with their relative ownership, although to the extent such Profits Interest Units are unvested, the holder will not receive any distributions of such income (and such distributions would instead be allocated among other holders of Units that have fully vested or that are not subject to vesting restrictions). On a capital event (including a Deemed Liquidation Event), distributions (or allocations of income, gain, deduction and loss) shall be made to the holder of a Profits Interest Unit only after the distribution threshold specified in such holder's award agreement has been satisfied. Such distribution threshold shall be equal to the amount of cash that would be distributable to such Unit if all of the assets of the Company were sold for cash equal to their Fair Market Value at the time of issuance in an arm's-length sale for cash to an informed and willing purchaser, the debt of the Company were re-paid and the remaining cash was then distributed to and among the Members in accordance with Section 4.1.

(iii) Upon the grant of Profits Interest Units or at the time the Profits Interest Units become substantially vested, neither the Company nor any Member may deduct any amount (as wages, compensation or otherwise) for the Fair Market Value of such Profits Interest Units.

(e) If Treasury Regulations promulgated under the Code or other rules similar to Proposed Treasury Regulations § 1.83-3(l)(1)(ii) or the safe harbor set forth in the Rev.

Proc. contained in Notice 2005-43, 2005-1 C.B. 1221, are promulgated, with respect to each grant of a Profits Interest for services:

(i) The Company is authorized and directed to elect the safe harbor under which the Fair Market Value of Profits Interest Units are treated as being equal to its liquidation value; and

(ii) The Company and each Member (including the Person to whom Profits Interest Units are granted) agrees to comply with all requirements of the safe harbor with respect to all Profits Interest Units granted in connection with the performance of services.

(f) If Treasury Regulations promulgated under the Code or other rules similar to Proposed Treasury Regulations Section 1.704-1(b)(4)(xii) are promulgated, with respect to each substantially non-vested Profits Interest of a Member that is forfeited, forfeiture allocations shall be made to the Member in the amount set forth in such regulations.

(g) The Board may amend this Agreement to the extent the Board determines is reasonably necessary to comply with the aforementioned regulations as they may be finalized or amended, including provisions relating to the use of liquidation values to value a profits interest and provisions relating to forfeiture allocations.

ARTICLE 4: DISTRIBUTIONS

4.1 **Operating Distributions**. Distributions of available cash from operations shall be made to the Members at such time or times, and in such aggregate amounts, as the Board shall determine; provided, however, that such distributions shall be distributed to the Members in proportion to their respective Percentage Interests, subject to any applicable distribution threshold with respect to any Profits Interest Units. Notwithstanding the foregoing, the Company shall be obligated to make mandatory distributions (subject to the Company having available cash) under certain circumstances pursuant to Section 4.4 (Tax Distributions), Section 4.2 (Deemed Liquidation Event) and Article 10 (Dissolution).

4.2 **Distributions Upon Liquidation or a Deemed Liquidation Event.** Subject to Section 4.4 (Tax Distributions),

(a) all distributions to the Members upon a Deemed Liquidation Event shall be made in the following order:

(i) First. To each holder of outstanding Preferred Units to the extent of, and in proportion to, the Unreturned Capital Contribution with respect to the Preferred Units held by such holder.

(ii) Second. Thereafter, any remaining amounts available for distribution to the Members, to each holder of outstanding Common Units and, subject to any grant agreements in respect of the Profits Interest Units, including any applicable distribution thresholds, the Profits Interest Units in proportion to the Percentage Interest held by such holders; provided, that any amounts that are not payable to the holders of Profits Interest Units as a result of the applicable grant agreements, including any applicable distribution thresholds, shall be aggregated and distributed to the holders of Common Units on a *pro rata* basis.

(b) Notwithstanding Section 4.2(a), if a distribution made to each holder of outstanding Units (treating all outstanding Preferred Units on an as-if-converted to Common Units basis) in proportion to the Percentage Interest held by such holders would result in a greater aggregate distribution to the holders of the Preferred Units than pursuant to Section 4.2(a)(i)) (taking into consideration any prior distributions pursuant to Section 4.2(a)(ii)), such distribution shall be made to each holder of outstanding Units (treating all outstanding Preferred Units on an as-if-converted to Common Units basis) in proportion to the Percentage Interest held by such holders.

(c) Notwithstanding anything to the contrary in this Section 4.2, the amount of any distribution with respect to any Profits Interest Unit issued shall be reduced by the applicable distribution threshold of such Unit as set forth in the applicable award agreement (to the extent that such distribution threshold has not already been applied to reduce previous distributions with respect to such Unit).

4.3 **Deemed Liquidation Event**.

(a) Defined. Each of the following events shall be considered a "Deemed Liquidation Event":

(i) a merger or consolidation in which

(A) the Company is a constituent party or

(B) a Subsidiary of the Company is a constituent party and the Company issues Units pursuant to such merger or consolidation,

except any such merger or consolidation involving the Company or a Subsidiary in which the Units of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock or other equity that represent, immediately following such merger or consolidation, at least a majority of by voting power, of the outstanding equity of (1) the surviving or resulting entity, or (2) if the surviving or resulting entity is a wholly owned subsidiary of another entity immediately following such merger or consolidation, the parent entity of such surviving or resulting entity; or

(ii) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any Subsidiary of the Company of all or substantially all the assets of the Company and its Subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more Subsidiaries of the Company if substantially all of the assets of the Company and its Subsidiaries taken as a whole are held by such Subsidiary or Subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned Subsidiary of the Company.

(b) Effecting a Deemed Liquidation Event.

(i) The Company shall not have the power to effect a Deemed Liquidation Event referred to in Section 4.3(a)(i)(A) unless the agreement or plan of merger or consolidation for such transaction (the "Merger Agreement") provides that the consideration payable to the Members of the Company shall be allocated among the Members in accordance with Section 4.2.

(ii) In the event of a Deemed Liquidation Event referred to in Sections 4.3(a)(i)(B) or 4.3(a)(ii), if the Company does not effect a dissolution of the Company under the Act within ninety (90) days after such Deemed Liquidation Event, then (i) the Company shall send a written notice to each holder of Preferred Units no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such Preferred Units, and (iii) if the holders of at least a majority of the then outstanding Preferred Units so request in a written instrument delivered to the Company not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Company shall use the consideration received by the Company for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board), together with any other assets of the Company available for distribution to its Members, all to the extent permitted by the Act (the "Available Proceeds"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event (the "Redemption Date"), to redeem all outstanding Preferred Units at a price per Preferred Unit equal to the Unreturned Capital Contribution for such series of Preferred Units (the "Redemption Price"). Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding Preferred Units, the Company shall ratably redeem each holder's Preferred Units to the fullest extent of such Available Proceeds and shall redeem the remaining Preferred Units as soon as it may lawfully do so under the Act. Prior to the distribution or redemption provided for in this Section 4.3(b)(ii), the Company shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

(iii) The Company shall send written notice of any mandatory redemption pursuant to Section 4.3(b)(ii) (the "Redemption Notice") to each holder of record of Preferred Units not less than forty (40) days prior to each Redemption Date stating the number of Preferred Units held by the holder that the Company shall redeem, the Redemption Date, the Redemption Price and the date on which the holder's right to convert such Preferred Units shall terminate. On or before the applicable Redemption Date, each holder of Preferred Units to be redeemed on such Redemption Date, unless such holder has exercised his, her or its right to convert such Preferred Units as provided in Section 3.7 and Exhibit C hereto, shall, if a holder of Preferred Units in certificated form, surrender the certificate or certificates representing such Preferred Units (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft or destruction of such certificate) to the Company, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such Preferred Units shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the Preferred Units to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the Preferred Units so called for redemption shall not have been surrendered, all rights with respect to such Preferred Units shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of any such certificate or certificates therefor.

(c) Mandatory Distribution of Proceeds. Notwithstanding anything to the contrary contained herein, in the event of a Deemed Liquidation Event, all proceeds received or deemed received (which shall be the aggregate consideration payable to holders of Units of the Company or received by the Company together with all other available assets of the Company in connection with any Deemed Liquidation Event) by the Company in connection with such Deemed Liquidation Event (after the full payment of any creditors of the Company and the establishment of reasonable reserves for contingent liabilities of the Company, to the extent required by law or in the Board's discretion) shall, promptly after the Company's receipt or deemed receipt thereof, be distributed to the Members.

(d) Distribution of Non-Cash Proceeds. To the extent that the proceeds from a Deemed Liquidation Event are in a form other than cash, such non-cash proceeds shall be, in the Board's discretion, either (i) reduced to cash or some other easily divisible and reasonably liquid asset for subsequent distribution among the holders of Units in the order provided above in this Article 4 (Distributions) or (ii) distributed among the holders of Units in the order provided above in this Article 4 (Distributions). To the extent that non-cash proceeds from a Deemed Liquidation Event are not reduced to cash or other liquid asset and are distributed to the holders of the Units, distributions under this Article 4 (Distributions) shall be made in a manner such that the holders of all Units receive their pro rata share of the cash proceeds from such transaction and each class or type of non-cash proceeds (unless otherwise agreed to by the Members). The value of such non-cash proceeds shall be equal to the fair market value of the non-cash proceeds at the time of the distribution as determined in good faith by the Board.

(e) <u>Allocation of Escrow and Contingent Consideration</u>. In the event of a Deemed Liquidation Event pursuant to <u>Section 4.3(a)(i)(A)</u>, if any portion of the consideration payable to the Members of the Company is payable only upon satisfaction of contingencies (the "<u>Additional Consideration</u>"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "<u>Initial Consideration</u>") shall be allocated among the Members of the Company in accordance with <u>Section 4.2</u> as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the Members of the Company upon satisfaction of such contingencies shall be allocated among the Members in accordance with <u>Section 4.2</u> after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this <u>Section 4.3(e)</u>, consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

4.4 **Tax Distributions**. The Company shall, to the extent of available cash, distribute cash to each Member in an amount equal to the excess of (a) the product of (i) the Tax Rate; and (ii) such Member's distributive share of the Company's taxable income for such Fiscal Year determined in accordance with Section 703(a) of the Code as (or to be) reflected on the Member's Schedule K-1 (as to each such Member, such share is referred to herein for any such Fiscal Year as such Member's "<u>Allocable Income</u>"), over (b) all amounts otherwise distributed to such Member pursuant to <u>Section 4.2</u> for such Fiscal Year (as to each such Member, such excess is referred to as such Member's "<u>Tax Distribution</u>"); <u>provided</u>, that if the Company is unable to distribute the full Tax Distribution amount to each Member for a given Taxable Year, any Tax Distributions made pursuant to this <u>Section 4.4</u> shall be made to each Member ratably based upon the relative amount of the Tax Distribution then due to such Member. Tax Distributions, if made hereunder, shall be made only in respect of operating income of the Company and not in respect of gain, if any, on a Deemed Liquidation Event. Tax Distributions required to be made pursuant to this <u>Section 4.4</u> shall be made in quarterly installments and shall be made no later than the first day of April, June, September and December of each calendar year (to the extent of available funds), unless otherwise determined by the Board. The portion of the Tax Distributions for a Fiscal Year paid out to a Member on any Tax Distribution payment date shall be a portion of the total Tax Distributions for such Fiscal Year that is at least equal to such Member's next estimated income tax payment required solely as a result of such Member's ownership of Units. The Board may designate distributions made during the Taxable Year as advance Tax Distributions with respect to such Taxable Year. Any such advance distributions are intended to assist the Members in paying their estimated taxes. To the extent the aggregate amount of such advance distributions with respect to a Taxable Year exceeds the amount of the Tax Distribution required to be made pursuant to this <u>Section 4.4</u> with respect to such Taxable Year, such excess shall, in the discretion of the Board, be treated as an advance of future distributions to the recipient Member pursuant to <u>Section 4.2</u>. Any amounts distributed as Tax Distributions pursuant to this <u>Section 4.4</u> shall be applied against and deemed to reduce amounts otherwise distributable to Members pursuant to <u>Section 4.2</u>, as applicable.

4.5 **Restrictions on Distributions**. The Company shall not make any distribution to the Members unless, immediately after giving effect to the distribution, all liabilities to creditors of the Company, other than liabilities as to which recourse of creditors is limited to specified property of the Company, do not exceed the fair market value of the Company property (including intangible assets); provided, that the fair value of any property that is subject to a liability as to which recourse of creditors is so limited shall be included in the Company assets only to the extent that the fair value of the property exceeds such liability.

4.6 **Return of Distributions**. Members and assignees who receive distributions made in error or in violation of the Act or this Agreement shall hold such improper distributions in trust for, and promptly return such improper distributions to, the Company. Except for such improper distributions, no Member shall be obligated to return any distribution to the Company or pay the amount of any distribution for the account of the Company or to any creditor of the Company. The amount of any distribution returned to the Company by a Member or paid by a Member for the account of the Company or to a creditor of the Company shall be added to the Capital Account(s) from which it was subtracted when it was distributed to the Member.

4.7 **Withholding on Distributions**. All amounts required to be withheld pursuant to the Code or any provision of any state, local or foreign tax law with respect to any payment, distribution or allocation to the Company or any Member and treated by the Code (whether or not withheld pursuant to the Code) or any such tax law as amounts payable by or in respect of any Member or any Person owning an interest, directly or indirectly, in such Member shall be treated as amounts distributed to the Member with respect to which such amount was withheld pursuant to this Article 4 (Distributions) for all purposes under this Agreement. The Board is authorized to withhold from distributions or allocations to the Members and to pay over to any federal, state, local or foreign government any amounts required to be so withheld pursuant to the Code or any provisions of any other federal, state, local or foreign law and shall allocate any such amounts to the Member with respect to which such amount was withheld. If it is anticipated that, at the due date of the Company's withholding obligation, the Member's share of cash distributions or other amounts due is less than the amount of the withholding obligation, the Member with respect to which the withholding obligation applies shall pay to the Company the amount of such shortfall within thirty (30) days after notice by the Company. If a Member fails to make the required payment when due hereunder, and the Company nevertheless pays the withholding, in addition to the Company's remedies for breach of this Agreement, the amount paid shall be deemed a recourse loan from the Company to such Member bearing interest at the Interest Rate, and the Company shall apply all distributions or payments that would otherwise be made to such Member toward payment of the loan and interest, which payments or distributions shall be applied first to interest and then to principal until the loan is repaid in full.

ARTICLE 5: ALLOCATIONS

5.1 **General Allocations of Profits and Losses**. All items of income, gain, deduction and loss of the Company as determined for federal income tax purposes shall be allocated among the Members and shall be credited or debited to their respective Capital Accounts in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv), so as to ensure to the maximum extent possible that such allocations satisfy the economic effect equivalence test of Treasury Regulation Section 1.704- 1(b)(2)(ii)(i). Subject to Section 5.2, net income or net loss (or any items thereof) for each taxable year shall be allocated among the Members' Capital Accounts pro rata in accordance with their Percentage Interests.

5.2 **Special Allocations**.

(a) Allocations Upon Liquidation or a Deemed Liquidation Event. In the event of a Deemed Liquidation Event, all proceeds received or deemed received (which shall be the aggregate consideration payable to holders of Units of the Company or received by the Company together with all other available assets of the Company in connection with any Deemed Liquidation Event) by the Company in connection with such Deemed Liquidation Event (after the full payment of any creditors of the Company and the establishment of reasonable reserves for contingent liabilities of the Company, to the extent required by law or in the Board's discretion) shall be allocated among the Members in such amounts and ratios as may be necessary to cause the Members' Capital Account balances (determined after crediting to each Member's Capital Account any amount that such member is deemed obligated to restore under Treasury Regulations Section 1.704-2) to be as nearly equal to their Target Balances as possible.

(b) Qualified Income Offset, etc. To the extent the allocation provisions of Section 5.1 would not comply with the Treasury Regulations under Section 704(b) of the Code, there is hereby included in this Agreement such special allocation provisions governing the allocation of income, gain, loss, deduction and credit (prior to making the remaining allocations in conformity with Section 5.1) as may be necessary to provide herein a so-called "qualified income offset," and ensure that this Agreement complies with all provisions, including "minimum gain" provisions, relating to the allocation of so-called "nonrecourse deductions" and "other nonrecourse deductions" and the charge back thereof as are required to comply with the Treasury Regulations under Section 704 of the Code. In particular, so-called "nonrecourse deductions" and "excess nonrecourse liabilities," as defined in the Treasury Regulations under sections 704 and 752 of the Code, shall be allocated to the Members in proportion to the ratios in which they would share distributions under Section 4.2 if all distributions were made pursuant to such section.

(c) For purposes of determining the allocations under this Article 4, all outstanding Profits Interest Units shall be treated as vested.

5.3 **Section 704(c) Allocations**. In accordance with Section 704(c) of the Code and the Treasury regulations thereunder, items of depreciation, amortization, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial book value, with such allocation to be made by the Board in accordance with Section 5.5 and any permissible method under the Treasury regulations.

5.4 **Allocations for Tax Purposes**. Items of income, gain, deduction and loss for purposes of determining the Members' Capital Accounts (that is, for "book purposes") shall be determined using the same methods of accounting used by the Company in determining such items for federal income tax purposes. All items of income, gain, deduction, loss or credit for tax purposes shall be determined in accordance with the Code and, except to the extent otherwise required by the Code, shall be allocated to and among the Members in the same percentages in which the Members share in corresponding book items allocated to their Capital Accounts.

5.5 **Tax Elections**. Any elections or other decisions relating to tax matters that must be made at the Company level (as opposed to by the Members) shall be made (or not made) by the Board in any manner that reasonably reflects the purpose and intention of this Agreement.

5.6 **Consistent Reporting**. The Members are aware of the income tax consequences of the allocations made by this Article 5 and hereby agree to be bound by the provisions of this Article 5 in reporting their distributive shares of Company income and loss for income tax purposes.

ARTICLE 6: MANAGEMENT; RIGHTS AND OBLIGATIONS OF MEMBERS

6.1 **Management**.

(a) General Authority of the Board; Size. The business, property and affairs of the Company shall be managed by a board of managers (the "Board," with each member of the Board a "Manager," and collectively, the "Managers"). The Board shall initially be set at five (5) members, and such members shall be elected by the Members as set forth in this Section 6.1(a). Subject to Section 6.3 and except as otherwise required by the Act, the Board shall have authority, power and discretion to manage and control the business, property and affairs of the Company, to make all decisions regarding those matters and to supervise, direct and control the actions of the Officers and to perform any and all other actions customary or incident to the management of the Company's business, property and affairs. The Members shall have no power to participate in the management of the Company or to vote on any matter, except as specifically set forth in this Agreement, or as may be required under non-waivable provision of the Act. Holders of Profits Interest Units shall have no voting rights with respect to such Profits Interest Units. The Managers, subject to the next succeeding sentence, shall be designated as follows:

(i) So long as the holders of Series Seed Preferred Units have purchased at least 482,445Series Seed Preferred Units (the "Investment Threshold"), one individual designated by the holders of a majority of the Series Seed Preferred Units; provided, that the right of the holders of the Series Seed Preferred Units to designate a Manager pursuant to this Section 6.1(a)(i) shall cease upon the holders of Series Seed Preferred Units holding less than 25% of the Investment Threshold;

(ii) Until such time as the holders of Series Seed Preferred Units shall have purchased more than 1,929,781 Series Seed Preferred Units, one individual designated by the holders of a majority of voting interests of the Common Units; and following such time as the holders of Series Seed Preferred Units shall have purchased more than 1,929,781 Series Seed Preferred Units, such individual shall instead be designated by the holders of a majority of the Series Seed Preferred Units; provided, that the right of the holders of the Series Seed Preferred Units to designate a Manager pursuant to this Section 6.1(a)(ii) shall cease upon the holders of Series Seed Preferred Units holding less than 964,890 of Series Seed Preferred Units;

(iii) one individual designated by Wilder Rumpf (the "Founder");

(iv) one individual designated by vote of the holders of the Common Units holding more than a majority of voting interests of the outstanding Common Units; and

(v) the person then serving as the Chief Executive Officer of the Company.

The Board shall initially be comprised of those individuals set forth on Exhibit B. In the event that either the holders of Series Seed Preferred Units shall no longer be entitled to designate a Manager pursuant to Section 6.1(a)(i) or Section 6.1(a)(ii), as applicable, the Managers to be designated pursuant to either such section shall be designated by the holders of a majority of the Common Units and Preferred Units holding more than a majority of voting interests of the outstanding Common Units and Preferred Units, voting together as a single class. If for any reason a Member vote becomes necessary with respect to the composition of the Board, each Member agrees to vote all Units over which such Member has voting control and to attend meetings in person or by proxy for purposes of obtaining a quorum and to execute written consents in lieu of meetings, and each Member shall take all necessary and desirable actions within such Member's control, and the Company shall take all necessary or desirable actions within its control (including calling special Board and Member meetings), so that the Board is comprised of the persons specified in the foregoing provisions of this Section 6.1(a).

If at any time any Person or Persons entitled to designate a Manager pursuant to this Section 6.1(a) wishes to remove the Manager designated by such Person or Persons, such Person or Persons shall notify the Company of its or their wish, as applicable, to remove such designee and, if required by law, each Member shall vote all of his, her or its Units so as to remove such designee. Any vacancy occurring because of the death, resignation or removal of a designee shall be filled according to Section 6.1(a).

(b) Meetings of the Board. Meetings of the Board may be called by any Manager. Notice of any meeting shall be given pursuant to Section 12.1 below to all Managers not less than ten (10) days prior to the meeting. A majority of Managers shall be required to constitute a quorum for the transaction of business by the Board; provided, however, that if there are two (2) or fewer Managers then serving on the Board, all Managers shall be required to constitute a quorum for the transaction of business by the Board. Except as otherwise provided in this Agreement, approval of a simple majority of the Managers present at any duly constituted meeting of the Board at which a quorum is present shall be required for the Board to take any action; provided, however, that if there are two (2) or fewer Managers then serving on the Board, approval by all Managers shall be required for the Board to take any action. A notice need not specify the purpose of any meeting. Notice of a meeting need not be given to any Manager who signs a waiver of notice, a consent to holding the meeting or an approval of the protesting the lack of notice prior to the commencement of the meeting. All such waivers, consents and approvals shall be filed with the Company's records or made a part of the minutes of the meeting. Managers may participate in any meeting of the Managers by means of conference telephones or other means of electronic communication so long as all Managers participating can hear or communicate with one another. A Manager so participating is deemed to be present at the meeting.

(c) <u>Board Action by Written Consent</u>. Any action that is permitted or required to be taken by the Board may be taken or ratified by written consent setting forth the specific action to be taken, which written consent is signed by all of the Managers.

(d) <u>Limitation of Liability; Fiduciary Duties</u>. No Manager shall be obligated personally for any debt, obligation or liability of the Company or of any Member, whether arising in contract, tort or otherwise, by reason of being or acting as Manager of the Company. No Manager shall be personally liable to the Company or its Members for any action undertaken or omitted in good faith reliance upon the provisions of this Agreement unless the acts or omissions of the Manager were not in good faith or involved criminal activity, willful misconduct, fraud, or a knowing violation or breach of this Agreement; <u>provided</u>, <u>however</u>, that each Manager shall owe, and shall act in a manner consistent with, fiduciary duties to the Company and its Members of the nature, and to the same extent, as those owed by directors of a New York corporation.

6.2 **Certain Decisions Requiring Member Authorization**. Notwithstanding <u>Section 6.1</u> above, until such time as the holders of the Series Seed Preferred Units own less than the Investment Threshold, the following matters require the prior written approval of the Members holding at least a majority of the Series Seed Preferred Units, and the Company shall not, either directly or by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without first obtaining such approval:

(i) liquidate, dissolve or wind-up the affairs of the Company, or effect any merger or consolidation (other than one in which unitholders of the Company own a majority by voting power of the outstanding equity of the surviving or acquiring company) or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company;

(ii) amend, alter, or repeal any provision of this Agreement or Articles of Organization that is detrimental to the holders of the Series Seed Preferred Units;

(iii) create or authorize the creation of or issue any other security convertible into or exercisable for any Equity Security unless the same ranks junior to the Series Seed Preferred Units with respect to its rights, preferences and privileges, or increase the authorized number of Series Seed Preferred Units;

(iv) sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency or other blockchain based assets without approval of the Board, including at least one Manager appointed by the holders of the Series Seed Preferred Units;

(v) purchase or redeem or pay any distribution (other than Tax Distributions) prior to the Series Seed Preferred Units, other than units repurchased at cost from former employees and consultants in connection with the cessation of their service if such units are subject to such a repurchase right by the Company, or as otherwise approved by the Board, including the approval of at least one Manager appointed by the holders of the Series Seed Preferred Units;

(vi)   adopt, amend, terminate or repeal any equity (or equity-linked) compensation plan or amend or waive any of the terms of any option or other grant pursuant to any such plan;

(vii)   create or authorize the creation of any debt security, if the aggregate indebtedness of the Company and its Subsidiaries for borrowed money following such action would exceed $50,000 unless the indebtedness was specifically required by or to maintain compliance with FINRA's or any other applicable regulatory regime's requirements, in which case the amount cannot exceed $250,000, other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course unless such debt security has received the prior approval of the Board, including the approval of at least one Manager appointed by the holders of the Series Seed Preferred Units; and

(viii)   increase or decrease the authorized number of Managers constituting the Board or change the number of votes entitled to be cast by any Manager on any matter.

6.3   **Officers**.

(a) Enumeration. Except as otherwise provided herein, the Board may appoint one or more officers of the Company (each, an "Officer" and, collectively, the "Officers"), which may consist of a Chief Executive Officer, a Treasurer, a Secretary, a Chairman of the Board, a Chief Operating Officer, one or more Vice Presidents, Assistant Treasurers, Assistant Secretaries, and any such other Officers as the Board may determine. If authorized by a resolution of the Board, the Chief Executive Officer may be empowered to appoint from time to time Assistant Secretaries and Assistant Treasurers.

(b) Election. The Chief Executive Officer, Treasurer and Secretary shall be elected annually by the Board at their first meeting. Other Officers may be chosen by the Board at such meeting or at any other meeting.

(c) Qualification. An Officer need not be a Member or Manager. Any number of offices may be held by the same Person.

(d) Tenure. Except as otherwise provided by the Act or by this Agreement and unless otherwise specified in the vote appointing him or her, each of the Officers shall hold office until his or her successor is elected or until his or her earlier resignation or removal. Any Officer may resign by delivering his or her written resignation to the Company or to the Chief Executive Officer or Secretary, and such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

(e) Removal. Subject to any applicable employment agreement to the contrary, any Officer elected or appointed by the Board or by the Chief Executive Officer may be removed at any time by the Board, except that any Officer appointed by the Chief Executive Officer may also be removed at any time by the Chief Executive Officer. Notwithstanding the foregoing, so long as the Founder is the Chief Executive Officer, at any time prior to the closing of the Company's next *bona fide* financing transaction (or series of related transactions) resulting in proceeds of at least $3,000,000 to the Company, the Founder may only be removed by the Board as the Chief Executive Officer for Cause.

(f) Vacancies. Any vacancy in any office may be filled for the unexpired portion of the term by the Board.

(g) Chief Executive Officer. The Chief Executive Officer shall, subject to the direction of the Board, have general supervision and control of the Company's business. Unless otherwise provided by the Board, the Chief Executive Officer shall preside, when present, at all meetings of the Members. Subject to the terms of this Agreement and the direction of the Board, any action taken by the Chief Executive Officer, and the signature thereof on any agreement, contract, instrument or other document on behalf of the Company shall, with respect to any third-party, be sufficient to bind the Company and shall conclusively evidence the authority thereof and the Company with respect thereto.

(h) Treasurer. The Treasurer shall have custody of all funds, securities, and valuable documents of the Company and shall have general charge of the financial affairs of the Company.

(i) Secretary; Assistant Secretaries. The Secretary shall record all the proceedings of the meetings of the Board in books kept for that purpose. In his or her absence from any such meeting an Assistant Secretary, or if there be none or he or she is absent, a temporary secretary chosen at the meeting, shall record the proceedings thereof. The Secretary shall have such other duties and powers as may be designated from time to time by the Board or the Chief Executive Officer.

(j) Other Powers and Duties. Subject to this Agreement, each officer of the Company shall have, in addition to the duties and powers specifically set forth in this Agreement, such duties and powers as are customarily incident to his or her office, and such duties and powers as may be designated from time to time by the Board.

6.4 **Actions by Members**.

(a) Authority of Members. Except for a Person who is a Member and also a Manager or Officer and except as may be required by applicable law, no Member shall be entitled to participate in or vote in matters involving the management or the business of the Company (other than as contemplated by Section 6.2 and the exercise of the designation rights under Section 6.1(a)), all such authority being vested in the Board and the Officers. Subject to Section 6.2, the Members shall only be entitled to vote on such matters as may be submitted to them by the Board in its discretion or as is otherwise required by applicable law. Such Members who are not also Managers (acting as members of the Board) or Officers shall have no authority, express or implied, to bind the Company.

(b) Member Action. There shall be no required meetings of the Members. For situations, if any, for which the approval of the Members is required by this Agreement or applicable law, only the holders of Series Seed Preferred Units and Common Units (collectively, the "Voting Units") shall be entitled to vote on matters requiring a vote of the Members, and each Voting Unit shall be entitled to one (1) vote on matters requiring a vote of the Members. Holders of Profits Interest Units shall have no voting rights with respect to such Profits Interest Units. Where required, the vote of the holders of Voting Units may be taken at an annual or special meeting of the Members (or by written consent) in accordance with the provisions of this Article 6. Members holding more than fifty percent (50%) of voting interests of the issued and outstanding Voting Units (on an as-converted basis) represented in Person or by proxy, shall constitute a quorum for the transaction of business of the Members, and, other than with respect to the matters requiring the approval of the holders of the Series Seed Preferred Units as provided in Section 6.2, the vote of the Members holding more than fifty percent (50%) of the issued and outstanding Voting Units (on an as-converted basis) represented at a meeting of the Members at which a quorum is present shall be the act of the Members.

(c) Meetings Generally. Meetings of the Members, if required, may, at the discretion of the Board, be held at such place or places as shall be determined from time to time by resolution of the Board. At all meetings of the Members, business shall be transacted in such order as shall from time to time be determined by resolution of the Board. Attendance of a Member at a meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. Notice of such meeting shall be provided to each Member at least three (3) business days prior to such meeting. Such notice shall state the purpose or purposes of, and the business to be transacted at, such meeting.

(d) Special Meetings. Special meetings of the Members, if required, may be called at any time by the Board, or by a committee which has been duly designated by the Board and whose powers and authority, as provided in a resolution of the Board, include the power to call such meetings, on at least three (3) business days' notice to each Member entitled to vote at such meeting. Such notice shall state the purpose or purposes of, and the business to be transacted at, such meeting.

6.5 **Action by Written Consent or Telephone Conference**. Subject to the limitations set forth herein, any action permitted or required by the Act or this Agreement to be taken at a meeting of the Members may be taken without a meeting if a consent in writing, setting forth the action to be taken, is signed by such of the Members (including Members necessary to establish a quorum for the purpose of conducting business) as would be required to authorize, approve, ratify or otherwise consent to such action under the Act and this Agreement (which may be less than all of the Members, in which event a copy thereof shall be sent to each of the Members entitled to vote upon such matter who did not sign the consent) at a meeting where all issued and outstanding Voting Units (on an as-converted basis) were represented, in person or by proxy, and voted on such matter. Such consent shall have the same force and effect as a vote at a meeting and may be stated as such in any document or instrument filed with the Secretary of State of New York, and the execution of such consent shall constitute attendance or presence in person by such person executing such consent at a meeting of the Members. Subject to the requirements of the Act or this Agreement for notice of meetings, the Members may participate in and hold a meeting of the Members by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in such meeting shall constitute attendance and presence in person by such person participating at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

6.6 **Lack of Authority**. Unless delegated such power in accordance by the Board or as otherwise expressly provided in this Agreement, no Member has the authority or power to act for or on behalf of the Company in any manner, to do any act that would be (or could be construed as) binding on the Company or to make any expenditures on behalf of the Company, and the Members hereby consent to the exercise by the Board of the powers conferred upon them by law and this Agreement.

6.7 **No Right of Partition**. No current or former Member shall have the right to seek or obtain partition by court decree or operation of law of any Company property, or the right to own or use particular or individual assets of the Company.

ARTICLE 7: ACCOUNTS AND ACCOUNTING

7.1 **Accounts**. The Company must maintain complete accounting records of the Company's business, including a full and accurate record of each Company transaction. The records must be kept at the Company's principal executive office and must be open to inspection and copying by Members during normal business hours upon reasonable notice by the Members wishing to inspect or copy the records or their authorized representatives, for purposes reasonably related to the Membership Interest of such Members. The costs of inspection and copying will be borne by the respective Member.

7.2 **Records**. The Managers will keep or cause the Company to keep the following business records:

(i) An up to date list of the Members, each of their respective full legal names, last known business or residence address, Capital Contributions, the amount and terms of any agreed upon future Capital Contributions, and Ownership Interests;

(ii) A copy of the Company's federal, state, and local tax information and income tax returns and reports, if any, for the six (6) most recent taxable years;

(iii)   A copy of the Articles of Organization, as may be amended from time to time; and

(iv)   An original signed copy, which may include counterpart signatures, of this Agreement, and any amendments to this Agreement, signed by all then-current Members.

7.3 **Income Tax Returns.** Within forty-five (45) days after the end of each taxable year, the Company will use its reasonable best efforts to send each of the Members all information necessary for the Members to complete their federal and state tax information, returns, and reports and a copy of the Company's federal, state, and local tax information or income tax returns and reports for such year.

7.4 **Subchapter S Election**. The Company may, upon majority consent of the Members, elect to be treated for income tax purposes as an S corporation. This designation may be changed as permitted under the Internal Revenue Code Section 1362(d) and applicable Regulations.

7.5 **Tax Matters Member**. Anytime the Company is required to designate or select a tax matters partner or partnership representative, pursuant to Section 6223 of the Code and any regulations issued by the Internal Revenue Service, the Members must designate one Person as the tax matters partner or partnership representative of the Company and keep such designation in effect at all times.

7.6 **Banking**. All funds of the Company must be deposited in one or more bank accounts in the name of the Company with one or more recognized financial institutions. The Managers are authorized to establish such accounts and complete, sign, and deliver any banking resolutions reasonably required by the respective financial institutions in order to establish an account.

7.7 **Information Rights**. Until such time as the holders of Series Seed Preferred Units do not continue to hold Series Seed Preferred Units in an amount at least equal to twenty-five percent (25%) of the Investment Threshold and subject to any restrictions imposed by FINRA or any applicable securities compliance laws, each holder of Series Seed Preferred Units who is not a Competitor that has executed a confidentiality agreement with the Company (in form and substance reasonably acceptable to the Company) shall be entitled to the information set forth in Sections 7.7(a) and (b):

(a) Annual and Quarterly Reports. As promptly as practicable and, in any event, within one hundred and twenty (120) days after the end of each Fiscal Year, the Company shall deliver to each holder of Series Seed Preferred Units entitled to receive information as set forth in this Section 7.7, the consolidated statements of income and cash flows of the Company and its Subsidiaries for such Fiscal Year, and consolidated balance sheets of the Company and its Subsidiaries as of the end of such Fiscal Year. As promptly as practicable and, in any event, within sixty (60) days after the end of each of the first three (3) Fiscal Quarters of each Fiscal Year, the Company shall deliver to each holder of Series Seed Preferred Units entitled to receive information as set forth in this Section 7.7, the consolidated statements of income and cash flows of the Company and its Subsidiaries for such Fiscal Quarter, and consolidated balance sheets of the Company and its Subsidiaries as of the end of such Quarter Year.

(b) <u>Operating Budget</u>. Within thirty (30) days prior to the end of each Fiscal Year, the Company shall deliver to each holder of Series Seed Preferred Units entitled to receive information as set forth in this <u>Section 7.7</u>, a comprehensive operating budget forecasting the Company's revenues, expenses, and cash position on a month-to-month basis for the upcoming Fiscal Year.

(c) <u>Termination</u>. The information rights described in this <u>Section 7.7</u> shall terminate upon the earlier of an IPO or a Deemed Liquidation Event.

7.8 **Inspection Rights**. Until such time as the holders of Series Seed Preferred Units do not continue to hold Series Seed Preferred Units in an amount at least equal to twenty-five percent (25%) of the Investment Threshold and Subject to any restrictions imposed by FINRA or any applicable securities compliance law, the Company shall permit each holder of Series Seed Preferred Units, at such holder's expense, to visit and inspect the Company's properties; examine its books of account and records; and discuss the Company's affairs, finances, and accounts with its officers, during normal business hours of the Company as may be reasonably requested by such holder; <u>provided</u>, that the Company shall not be obligated pursuant to this <u>Section 7.8</u> to provide access to any information that it reasonably and in good faith considers to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in form reasonably acceptable to the Company) or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

7.9. **Confidentiality**. Each Member and Manager agrees that it will not disclose, without the prior written consent of the Company (other than, to the extent applicable, to such Person's or the Company's respective counsels) any Confidential Information to any Person other than officers, employees or managers of the Company or any Subsidiary who have reason to know such Confidential Information. Notwithstanding the foregoing, each Member and Manager may disclose Confidential Information (a) to its agents, representatives and employees who need to be familiar with such Confidential Information in connection with such Member's investment in, or such Manager's management of, the Company and who are charged with an obligation of confidentiality no less protective than the provisions of this <u>Section 7.9</u>, (b) to its employer, partners or equityholders, as applicable, who are charged with an obligation of confidentiality no less protective than the provisions of this <u>Section 7.9</u>, (c) as reasonably necessary to file its tax returns, (d) as may be required in respect of any summons or subpoena or in connection with any litigation, and (e) in order to comply with any law, order, regulation or ruling applicable to such Member or Manager, including reporting obligations; <u>provided</u>, that, with respect to immediately preceding <u>clauses (d)</u> and <u>(e)</u>, such Member or Manager shall (i) only disclose Confidential Information to the extent reasonably necessary to comply with any such requirement, (ii) promptly (and in any event not less than five (5) business days prior to disclosure) inform the Company of such requirement, and (iii) cooperate with the Company in attempting to obtain a protective order or to otherwise restrict such disclosure. Each Member and Manager understands that the restrictions set forth in this <u>Section 7.9</u> will survive and continue to apply after this Agreement terminates for a period of three (3) years after such termination; <u>provided</u>, that, with respect to a trade secret, such restrictions shall not terminate for so long as it remains a trade secret. Each Member and Manager acknowledges and agrees that the covenants under this <u>Section 7.9</u> have a unique, very substantial and immeasurable value to the Company and its Subsidiaries, and that, as a result of the foregoing, in the event of any breach hereof monetary damages would be an insufficient remedy for the Company and its Subsidiaries and equitable enforcement of such covenant would be proper. Therefore, each Member and Manager agrees that the Company and each of its Subsidiaries, in addition to any other remedies available to it, shall be entitled to preliminary and permanent injunctive relief against any breach or threatened breach of these covenants, without needing to prove actual damages, prove the inadequacy of money damages, prove the likelihood of success on the merits, prove that the harm to the Company and/or its Subsidiaries from withholding the injunction outweighs the harm to the applicable Member or Manager from issuing the injunction and (to the extent permitted by law) post a bond or other security. Notwithstanding the foregoing, nothing in this Section 7.9 shall in any way limit any confidentiality covenants entered into between any Member or Manager, on the one hand, and the Company or any Subsidiary, on the other hand, on or after the Effective Date, or, in the case of a Manager, at any time.

ARTICLE 8: TRANSFERS OF INTERESTS

8.1 **In General.** A Member may not effect a Transfer of all or any portion of its Units, unless such Transfer complies with the applicable provisions of this Article 8, and, if applicable, any other separate agreement among the Members that is applicable thereto. Any Transfer that does not comply with this Article 8 shall be void. The terms and conditions on this Article 8 shall terminate and be of no further force or effect immediately before consummation of an IPO or a Deemed Liquidation Event.

8.2 **Admission as a Member.** No Transfer of Units shall be effective and no Person taking or acquiring, by whatever means, all or any portion of an Units shall be admitted as a Member unless (in addition to the requirements of Section 8.1) such proposed Transfer complies with each of the following provisions:

(a) Securities Law Compliance. In the case of either a voluntary Transfer or an Involuntary Transfer, either (i) the Units are registered under the Securities Act and the rules and regulations thereunder, and any applicable state securities laws; or (ii) the Company and its counsel determine that the Transfer qualifies for an exemption from the registration requirements of the Securities Act, any applicable state securities laws and any securities laws of any applicable jurisdiction;

(b) Termination. In the case of either a voluntary Transfer or an Involuntary Transfer, the Transfer will not (i) result in the taxation of the Company as an association taxable as a corporation or otherwise subject the Company to entity-level taxation for federal income tax purposes or (ii) affect the Company's existence or qualification as a limited liability company under the Act;

(c) LLC Agreement. Such proposed transferee agrees to become a Member by executing and delivering a joinder to this Agreement; and

(d) Assignment. Such Member and its proposed transferee execute, acknowledge, and deliver to the Company a written assignment of the Units in such form as may be required by the Board.

The Board shall amend the Unit Register from time to time to reflect the admission of Members pursuant to this <u>Section 8.2</u>.

8.3 Right of First Refusal; Tag-Along Rights.

(a) <u>Company Right of First Refusal</u>. Except in the case of any Transfer of Units pursuant to <u>Sections 8.3(d)</u>, <u>8.4</u> or <u>8.5</u> below, not less than sixty (60) days prior to any proposed Transfer of Units by either the Founder or any employee listed on <u>Exhibit D</u> (such Exhibit to be updated by the Board from time to time to include any additional employees who hold at least [1]% of the outstanding equity of the Company and remove any employees who no longer hold at least [1]% of the outstanding equity of the Company, each, a "<u>Key Employee</u>") to any Person, the Founder or such Key Employee shall deliver to the Company and, until such time as the holders of Series Seed Preferred Units do not continue to hold Series Seed Preferred Units in an amount at least equal to twenty-five percent (25%) of the Investment Threshold, to each holder of Series Seed Preferred Units a written notice (the "<u>Offer Notice</u>") specifying in reasonable detail the number of Units to be transferred, the identity of the transferee(s), the price (which shall be payable solely in cash) and the other terms and conditions of the proposed Transfer. The Company may elect to purchase all, or any portion of the Units proposed to be Transferred upon the terms and conditions specified in the Offer Notice by delivering to the transferring Member a written notice of such election within the fifteen (15)-day period following the Company's receipt of the Offer Notice (the "<u>Company Election Period</u>"). The purchase of such Units by the Company shall be consummated within thirty (30) days following expiration of the Company Election Period.

(b) <u>Member Secondary Refusal Right</u>. In the event that the Company does not elect to purchase all of the Units described in the Offer Notice and so long as the holders of Series Seed Preferred Units continue to hold Series Seed Preferred Units in an amount at least equal to twenty-five percent (25%) of the Investment Threshold, it shall give written notice (the "<u>Series Seed Members' Notice</u>") promptly after the expiration of the Company Election Period (or promptly after receipt of written notice from the Company that it is not electing to purchase the Units as provided in <u>Section 8.3(a)</u>) to each holder of Series Seed Preferred Units and, if the proposed transferee is a Key Employee and such Key Employee proposes to Transfer at least twenty percent (20%) of such Key Employee's Units, the Founder (collectively with the holders of Series Seed Preferred Units, the "<u>Non-Transferring Members</u>"), specifying the number of Units not purchased by the Company (the "<u>Remaining Units</u>"). The Non-Transferring Members may elect to purchase *pro rata* among themselves based on their respective holdings of Series Seed Preferred Units, with rights of overallotment if not all Non-Transferring Members elect to purchase their *pro rata* portions of all of the Remaining Units upon the terms and conditions specified in the Offer Notice. Non-Transferring Members exercising their rights to purchase Remaining Units shall deliver to the Company and the transferring Member a written notice of such election within the thirty (30)-day period following the receipt of the Series Seed Members' Notice (the "<u>Series Seed Members' Election Period</u>"). The purchase by the Non-Transferring Members of any Remaining Units shall be consummated within thirty (30) days following expiration of the Series Seed Members' Election Period.

(c) <u>Tag-Along Rights</u>. Each Non-Transferring Member shall have the right to participate in a sale of Units proposed to be Transferred by either the Founder or any Key Employee on the terms and conditions set forth in this <u>Section 8.3(c)</u>. Each Non-Transferring Member may exercise its right to participate in such sale by delivering to the selling Member a written notice (a "<u>Tag-Along Notice</u>") stating its election to do so and specifying the number of Units to be sold by it no later than the expiration of the Series Seed Members' Election Period. The offer of each Non-Transferring Member set forth in a Tag-Along Notice shall be irrevocable, and, to the extent such offer is accepted, the transferring Founder or Key Holder shall be bound and obligated to sell in the proposed sale on the terms and conditions set forth in this <u>Section 8.3(c)</u>. Each Non-Transferring Member shall have the right to sell in a sale subject to this <u>Section 8.3(c)</u> the number of Units equal to the product obtained by multiplying (x) the number of Units held by the such Non-Transferring Member by (y) a fraction (A) the numerator of which is equal to the number of Units the Founder or Key Employee proposes to sell to the transferee, and (B) the denominator of which is equal to the aggregate number of Units then owned by the transferor Founder or Key Employee. The transferor shall use commercially reasonable efforts to include in the proposed sale to the transferee all of the Units that the Non-Transferring Members have requested to have included pursuant to the applicable Tag-Along Notices, it being understood that the transferee shall not be required to purchase Units in excess of the number set forth in the Offer Notice. In the event that the transferee elects to purchase less than all of the Units sought to be sold by the Non-Transferring Members, the number of Units to be sold to the transferee by the Transferring Founder or Key Employee and each Non-Transferring Member shall be proportionally reduced and each of them shall be entitled to sell its pro rata portion of the number of Units the transferee elects to purchase. Each Non-Transferring Member shall make or provide the same representations, warranties, covenants, indemnities and agreements as the transferor Founder or Key Employee makes or provides in connection with such sale.

(d) <u>Completion of Sale</u>. In the event that the Company and the Non-Transferring Members, to the extent applicable, do not elect to purchase all the Units described in the Offer Notice, during the sixty (60)-day period following expiration of the Series Seed Members' Election Period, the transferring Member may, subject to <u>Section 8.3(c)</u>, Transfer all of the Units covered by the Offer Notice, along with any Units transferred pursuant to <u>Section 8.4</u>, if applicable, to the transferee(s) specified in the Offer Notice on terms no more favorable to such transferee(s) than those specified in the Offer Notice; <u>provided</u>, that, in connection with any such Transfer, each transferee shall agree with the Company and the Members in writing to be bound by the provisions of this Agreement. Any unsold Units not transferred within such sixty (60)-day period shall again be subject to <u>Sections 8.3(a)</u>, <u>8.3(b)</u> and <u>8.3(c)</u> in connection with any proposed Transfer thereof.

(e) <u>Certain Permitted Transfers</u>. Sections <u>8.3(a)</u>, <u>8.3(b)</u>, <u>8.3(c)</u>, <u>8.4</u> and <u>8.5</u> shall not apply to any Transfer of (i) Units by any Member to any of his, her or its Affiliates (a "<u>Permitted Transferee</u>") or (ii) Units to the Company pursuant to any plan of reorganization, recapitalization, redemption or repurchase of Units.

(f) <u>Transfers to Competitors</u>. No Units may be Transferred by any Member to any Person that the Board considers to be, or who any Affiliate of such Person the Board considers to be, in each case, a Competitor of the Company.

(g) <u>Additional Restrictions on Transfer</u>. No Units may be Transferred unless in the reasonable judgment of the Board, such Transfer would not: (i) cause a dissolution of the Company under applicable law; (ii) cause the Company to be taxed at the entity level; (iii) violate, or cause the Company to violate, any applicable law or regulation, including any applicable federal or state securities laws; (iv) cause the Company or any of its Units to be subject to registration under the Securities Act, the Exchange Act or any other applicable Federal or state securities laws; or (v) cause a termination of the Company for Federal income tax purposes. In its reasonable discretion, the Board may condition a Transfer on the receipt of an opinion of counsel satisfactory to the Board that such Transfer would not have the effects described in <u>clauses (i)</u> through <u>(v)</u> above. Such opinion of counsel, if requested, shall be delivered in writing to the Company prior to the date of the Transfer. In addition, in order to permit the Company to qualify for the benefit of a "Safe Harbor" under Section 7704 of the Code, notwithstanding anything to the contrary in this Agreement, no Transfer shall be permitted or recognized (within the meaning of Treasury Regulation Section 1.7704-1(d)) by the Company or the Members if and to the extent that such Transfer would cause the Company to have more than 100 "partners" (within the meaning of Treasury Transfer Regulation Section 1.7704-1(h), including the look-through rule in Treasury Transfer Regulation Section 1.7704-1(h)(3)).

(h) <u>Legend</u>. In the event that certificates representing Units are issued, such certificates shall bear substantially the following legend:

THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH UNITS MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR EXEMPTION THEREFROM.

THE UNITS REPRESENTED BY THIS CERTIFICATE ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER SPECIFIED IN THE AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF FINTRON, LLC DATED January 26, 2021, AS THE SAME MAY BE AMENDED OR AMENDED AND RESTATED, AND THE COMPANY RESERVES THE RIGHT TO REFUSE THE TRANSFER OF SUCH UNITS UNTIL SUCH RESTRICTIONS HAVE BEEN SATISFIED WITH RESPECT TO ANY TRANSFER. A COPY OF SUCH AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT SHALL BE FURNISHED BY THE COMPANY TO ANY HOLDER OF UNITS UPON WRITTEN REQUEST AND WITHOUT CHARGE.

8.4 **Drag-Along Rights**.

(a) If (i) the Board and (ii) one or more Members that hold, in the aggregate, at least a Percentage Interest equal to majority of voting interests of the Voting Units (on an as-converted basis) in the Company (the Members in clause (ii), the "Approving Holders"), approve an IPO or a Deemed Liquidation Event (such sale, an "Approved Sale"), each Member shall consent to and raise no objections against such IPO or Approved Sale (including refraining from exercising any rights of appraisal) and shall take all reasonably necessary actions in his, her or its capacity as a Member in connection with the consummation of such IPO or Approved Sale. If an Approved Sale is structured as a sale of Units, each Member shall agree to sell all of his, her or its Units and rights to acquire Units which are subject to such Approved Sale on the terms and conditions approved by the Approving Holders.

(b) The obligations of the Members with respect to any Approved Sale are subject to the following conditions: (i) if the Approved Sale involves the distribution of cash and non-cash consideration, such consideration will be allocated among the then-outstanding classes so that each class will receive the same ratio of cash and non-cash consideration; (ii) all Members will receive consideration in the priority and amounts consistent with this Agreement; and (iii) if any Members are given an option as to the form and amount of consideration to be received, all Members of the same class will be given the same option, on a *pro rata* basis; provided, that, notwithstanding the foregoing, all distributions made by the Company in connection with any Approved Sale must be made in accordance with Section 4.3(b).

(c) Provided that such Approved Sale is consummated, each Member transferring Units in an Approved Sale shall be obligated to pay his, her or its *pro rata* share (based on the value of the proceeds to be received from the sale of the Units) of the expenses incurred by the sellers in connection with such Transfer and shall be obligated to join, on a *pro rata* basis (based on the value of the proceeds to be received from the sale of the Units by such Member) in any indemnification or other obligations that the Approving Holders agree to provide in connection with such Approved Sale (other than any such obligations that relate specifically to a holder of such Units, such as indemnification with respect to representations and warranties given by a Member regarding such Member's title to and ownership of Units; provided, however, that other than any such obligations that relate specifically to a Member, such Member shall not be liable for more than its *pro rata* share in any indemnification and such liability shall be several and not joint with any other Person and shall not exceed the total purchase price received by such Member for its Units).

8.5 **Lock-Up Relating to Public Offerings**. In connection with any underwritten public offering of Units, each Member agrees that such Member shall execute a customary "lock-up" agreement in the form requested by the underwriter(s) for such offering whereby such Member agrees, for a period of up to one hundred and eighty (180) days (or such longer period, not to exceed eighteen (18) days after the expiration of the one hundred and eighty (180)-day period, as the underwriter(s) or the Company shall request) following the consummation of such offering, not to sell, offer to sell or otherwise dispose of any Units other than pursuant to such offering.

8.6 **Conversion to Corporate Form**.

(a) <u>Generally</u>. As soon as reasonably practical, but in no event later than ninety (90) days following the Effective Date, the Board and the Members shall cause the Company to convert from a limited liability company to a Delaware subchapter C corporation (the "<u>Corporate Conversion</u>"), and each Member (and each Person that retains voting control of any Units Transferred hereunder) hereby consents to such Corporate Conversion and shall vote for (to the extent it has any voting rights) and raise no objections against such Corporate Conversion, and each Member shall take all reasonable actions in connection with the consummation of such Corporate Conversion as determined by the Board.

(b) <u>Required Actions</u>. The Members shall, at the request and under the direction of the Board, take all actions necessary or desirable to effect such Corporate Conversion, giving effect to substantially the same economic and corporate governance provisions contained herein after taking into consideration the structure of the Company and its Subsidiaries and their respective securities. In connection with the Corporate Conversion, (i) the Board will determine in good faith the Fair Market Value of the Company and its Subsidiaries, (ii) each holder of Common Units will be entitled to receive an amount of common stock of the corporate successor in a manner that would cause the rights and preferences of the Common Units to be preserved as nearly as possible under such new structure, (iii) each holder of Preferred Units will be entitled to receive an amount of preferred stock of the corporate successor in a manner that would cause the rights and preferences of the Preferred Units to be preserved as nearly as possible under such new structure, together with other customary rights typical for a preferred stock financing (e.g., conversion rights, weighted-average anti-dilution protection, certain registration rights, etc.) as more fully set forth on <u>Exhibit E</u> attached hereto, (iv) each holder of vested Profits Interest Units will be entitled to receive a percentage of the shares of common stock of the corporate successor outstanding immediately following the Corporate Conversion equal to the percentage that such Member would have received of the total amount distributed to all Members based upon the Fair Market Value thereof, as determined by the Board, had the Company liquidated and distributed such common stock in accordance with <u>Article 10</u> on the day of the Corporate Conversion and (v) unless otherwise determined by the Board (which determination may be made on a case-by-case basis), all unvested Profits Interest Units will be cancelled without consideration. In connection with such Corporate Conversion, each Member hereby agrees to enter into (A) a shareholders agreement(s) with the corporate successor and each other Member which contains restrictions on the Transfer of such capital stock and other provisions (including with respect to the governance and control of such corporate successor) in form and substance similar to the provisions and restrictions set forth herein and (B) an agreement with the corporate successor providing for, among other things, the continued vesting of, and repurchase rights respecting, any capital stock issued in respect of any unvested Profits Interest Units that the Board determines may participate in the Corporate Conversion, which shall be in form and substance similar to the provisions and restrictions with respect to vesting and repurchase rights set forth herein and in any applicable Equity Agreement.

(c) <u>Qualified Small Business Stock</u>. Following the Corporate Conversion, the corporate successor shall use commercially reasonable efforts to cause the shares of preferred stock issued in exchange for the Series Seed Preferred Units, as well as any shares into which such shares are converted, within the meaning of Section 1202(f) of the Code, to constitute "qualified small business stock" as defined in Section 1202(c) of the Code; <u>provided</u>, <u>however</u>, that such requirement shall not be applicable if the Board of Directors of the corporate successor determines, in its good-faith business judgment, that such qualification is inconsistent with its best interests. The corporate successor shall submit to its stockholders and to the Internal Revenue Service any reports that may be required under Section 1202(d)(1)(C) of the Code and the regulations promulgated thereunder. In addition, within (a) twenty (20) business days after any written request from any holder of shares of preferred stock issued in exchange for the Series Seed Preferred Units and (b) twenty (20) business days before the consummation of a Deemed Liquidation Event (as defined in the corporate successor's Certificate of Incorporation) or IPO of the corporate successor, the corporate successor shall deliver to such holders certificate certifying such status. The corporate successor shall use commercially reasonable efforts to ensure the accuracy of any such statement and any such factual information, but in no event shall the corporate successor be liable to its stockholders for any damages arising from any errors in its determination with respect to the applicability or interpretation of Section 1202 of the Code, unless such determination shall have been given by the corporate successor in a manner either grossly negligent or fraudulent.

(d)   Founder Vesting. Concurrently with the Corporate Conversion, the Founder's stock in the corporate successor shall be subjected to reverse vesting for a period of two (2) years beginning on the Effective Date. If the Founder terminates his employment with the corporate successor voluntarily or is terminated for Cause, then the corporate successor may repurchase at cost fifty percent (50%) of the Founder's shares during the first year after the Corporate Conversion and twenty-five percent (25%) of the Founder's shares during the second year after the Corporate Conversion. The repurchase price will be based on the original purchase price of the Founder's Units as of the date of issuance.

(e)   Redemption of Series Seed Preferred Units. If for any reason the Corporate Conversion has not been effected within six (6) months of the Effective Date, then the holders of Series Seed Preferred Units shall have the right, by written notice to the Company, to cause the Company to redeem in full their Preferred Units for an amount equal to the original Capital Contribution made for such Units, which amount shall, unless otherwise agreed to by the holders of the Series Seed Preferred Units requested to be redeemed, be paid by the Company in a single, lump-sum installment not more than thirty (30) days after delivery of such notice to the Company. Upon receipt of such a redemption notice, the Company shall apply all of its assets to effecting such redemption, and to no other corporate purpose, until all of the Series Seed Preferred Units requested to be redeemed have been redeemed.

ARTICLE 9: WITHDRAWAL

Except in connection with any Transfer in compliance with Article 8, no Member shall have the power or right to withdraw or otherwise resign from the Company prior to the dissolution and winding up of the Company pursuant to Article 10 without the prior written consent of the Board (which consent may be withheld by the Board in its discretion), except as otherwise expressly permitted by this Agreement. Upon a Transfer of all of a Member's Units in a Transfer permitted by this Agreement, subject to Article 8, such Member shall cease to be a Member. Notwithstanding that payment on account of a withdrawal may be made after the effective time of such withdrawal, any completely withdrawing Member will not be considered a

Member for any purpose after the effective time of such complete withdrawal, and, in the case of a partial withdrawal, such Member's Capital Account (and corresponding voting and other rights) shall be proportionately reduced for all other purposes hereunder upon the effective time of such partial withdrawal.

ARTICLE 10: DISSOLUTION

10.1 **Dissolution.** The Company will be dissolved upon the first to occur of the following events:

(i)   The vote of the Members holding at least a majority of voting interests of the Voting Units to dissolve the Company;

(ii)   Entry of a decree of judicial dissolution under Section 702 of the Act;

(iii)   At any time that there are no Members, unless and provided that the Company is not otherwise required to be dissolved and wound up, within one hundred eighty (180) days after the occurrence of the event that terminated the continued membership of the last remaining Member, the legal representative of the last remaining Member agrees in writing to continue the Company and (i) to become a Member; or (ii) to the extent that the last remaining Member assigned its interest in the Company, to cause the Member's assignee to become a Member of the Company, effective as of the occurrence of the event that terminated the continued membership of the last remaining Member;

(iv)   The sale or transfer of all or substantially all of the Company's assets;

(v)   A merger or consolidation of the Company with one or more entities in which the Company is not the surviving entity.

10.2 **No Automatic Dissolution Upon Certain Events**. Unless otherwise set forth in this Agreement or required by applicable law, the death, incapacity, disassociation, bankruptcy, or withdrawal of a Member will not automatically cause a dissolution of the Company.

ARTICLE 11: INDEMNIFICATION

11.1 **Right to Indemnification**. The Company shall indemnify and hold harmless each Person (each, a "Covered Person") to the fullest extent permitted under the applicable law, including Section 420 of the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Company is providing immediately prior to such amendment), against any losses, liabilities, damages and expenses (including amounts paid for attorneys' fees, judgments, settlements, fines, excise taxes or penalties in connection with any threatened, pending or completed action, suit or proceeding) incurred or suffered by such Person (or one or more of such Person's Affiliates) by reason of the fact that such Person (i) is or was serving as a Manager or Officer of the Company or any of its Subsidiaries (or such Manager or Officer is or was serving at the request of the Company or its Subsidiaries as a representative, officer, manager, principal, member, employee or agent of another partnership, corporation, joint venture, limited liability company, trust or other enterprise), or (ii) is or was a Member; provided, that (unless the Board otherwise consents) no such Person shall be indemnified for any losses, liabilities, damages or expenses suffered that are attributable to such Person's fraud, willful misconduct or gross negligence or actions or omissions by such Person not in good faith or reasonably believed to be in the best interests of the Company. The Company shall pay the expenses incurred by any such Covered Person indemnifiable hereunder, as such expenses are incurred, in connection with any proceeding in advance of the final disposition, so long as the Company receives an undertaking by such Covered Person to repay the full amount advanced if there is a final determination that such Covered Person failed the applicable standards set forth above or that such Covered Person is not entitled to indemnification as provided herein for other reasons.

11.2 **Non-Exclusive Right.** The right to indemnification and the advancement of expenses conferred in this Article 11 shall not be exclusive of any other right which any Covered Person may have or hereafter acquire under any statute, agreement, by-law, vote of the Board or otherwise.

11.3 **Insurance**. The Company shall maintain insurance in an amount satisfactory to the Board, at its or any of its Subsidiaries' expense, to protect any Covered Person against any loss, liability, damage or expense described in Section 11.1 above whether or not the Company would have the power to indemnify such Covered Person against such loss, liability, damage or expense under the provisions of this Article 11**Error! Reference source not found.**.

11.4 **No Personal Liability**. Notwithstanding anything contained herein to the contrary (including in this Article 11), any indemnity by the Company relating to the matters covered in this Article 11 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing or is found in a final decision by a court of competent jurisdiction to have personal liability on account thereof) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity of the Company.

11.5 **Severability**. If this Article 11 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Article 11 to the fullest extent permitted by any applicable portion of this Article 11 that shall not have been invalidated and to the fullest extent permitted by applicable law.

11.6 **Third Party Beneficiary**. Each Covered Person is an intended third party beneficiary of this Article 11.

ARTICLE 12: GENERAL PROVISIONS

12.1 **Notice**.

(a) Any notices (including requests, demands, or other communications) to be sent by one party to another party in connection with this Agreement must be in writing and delivered personally, by reputable overnight courier, by certified mail (or equivalent service offered by the postal service from time to time) or by electronic mail to the following addresses or as otherwise notified in accordance with this Section: (i) if to the Company, notices must be sent to the Company's principal executive office; and (ii) if to a Member, notices must be sent to the Member's last known address for notice on record.

(b) Any party to this Agreement may change its notice address by sending written notice of such change to the Company in the manner specified above. Notice will be deemed to have been duly given as follows: (i) upon delivery, if delivered personally or by reputable overnight carrier, (ii) five (5) days after the date of posting if sent by certified mail or (iii) when sent by confirmed electronic mail if sent during normal business hours of the recipient, if not so confirmed, then on the next business day.

12.2 **Entire Agreement; Amendment**. This Agreement along with the Articles of Organization (together, the "Organizational Documents") and any applicable Equity Agreements constitute the entire agreement among the Members and replace and supersede all prior written and oral understandings and agreements with respect to the subject matter of this Agreement, except as otherwise required by the Act. There are no representations, agreements, arrangements, or undertakings, oral or written, between or among the Members relating to the subject matter of this Agreement that are not fully expressed in the Organizational Documents and any applicable Equity Agreements. Except as otherwise provided herein, no amendment or waiver of any provision of this Agreement shall be effective unless such amendment or waiver is approved in writing by the Company and the holders of a majority of voting interests of the issued and outstanding Voting Units (on an as-converted basis); provided, however, that (i) any Person who acquires Units of the Company may join this Agreement as a party by signing a joinder hereto in a form acceptable to Company and (ii) any amendment or waiver that materially, adversely and disproportionately affects a holder or holders of a particular class of Units relative to any other holder or holders of that same class of Units shall require the approval of such holder. Any amendment or waiver that is required or approved in accordance with this Section 12.2 shall be binding upon all existing and future holders of Units. The failure of any party to enforce any provision of this Agreement shall not be construed as a waiver of such provision and shall not affect the right of such party thereafter to enforce each provision of this Agreement in accordance with its terms. In connection with any proposed amendment, modification or waiver, or other approval hereunder, the Board will provide all material information relative to the proposed amendment, modification or waiver, or other approval to each Member whose consent is required in connection with such proposed amendment, modification or waiver, or other approval, but the Company and Board shall have no obligation to provide any information to any Person whose consent is not required to be obtained in order to effectuate such amendment, modification or waiver.

12.3 **Governing Law; Severability**. This Agreement will be construed and enforced in accordance with the laws of the state of New York. If any provision of this Agreement is held to be unenforceable by a court of competent jurisdiction for any reason whatsoever, (i) the validity, legality, and enforceability of the remaining provisions of this Agreement (including, without limitation, all portions of any provisions containing any such unenforceable provision that are not themselves unenforceable) will not in any way be affected or impaired thereby, and (ii) to the fullest extent possible, the unenforceable provision will be deemed modified and replaced by a provision that approximates the intent and economic effect of the unenforceable provision and the Agreement will be deemed amended accordingly.

12.4 **Further Action**. Each Member agrees to perform all further acts and execute, acknowledge, and deliver any documents which may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

12.5 **No Third Party Beneficiary**. This Agreement is made solely for the benefit of the parties to this Agreement and their respective permitted successors and assigns, and no other Person or entity will have or acquire any right by virtue of this Agreement. This Agreement will be binding on and inure to the benefit of the parties and their heirs, personal representatives, and permitted successors and assigns.

12.6 **Incorporation by Reference**. The recitals and each appendix, exhibit, schedule, and other document attached to or referred to in this Agreement are hereby incorporated into this Agreement by reference.

12.7 **Successors and Assigns**. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that, except as otherwise specified herein, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated to any Person without the prior written consent of the other parties hereto.

12.8 **Counterparts**. This Agreement may be executed simultaneously in two or more separate counterparts, any one of which need not contain the signatures of more than one party, but each of which will be an original and all of which together shall constitute one and the same agreement binding on all the parties hereto.

12.9 **Waiver**. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

12.10 **Delivery by Facsimile or Other Electronic Means**. This Agreement, the agreements referred to herein and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or other electronic means, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or other electronic means to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or other electronic means as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.

      12.11 **Public Disclosure**. No press release or public announcement related to this Agreement or the transactions contemplated herein or any other announcement or communication shall be issued or made by any party without the advance approval of the Board, unless required by law (in the reasonable opinion of counsel), in which case the Board shall be provided a reasonable opportunity to review and provide suggested comments concerning the disclosure contained in such press release, announcement or communication prior to issuance, distribution or publication.

Signature Pages Follow

IN WITNESS WHEREOF, the parties have executed or caused to be executed this Agreement and do each hereby represent and warrant that their respective signatory, whose signature appears below, has been and is, on the date of this Agreement, duly authorized to execute this Agreement.

"Company"   FINTRON, LLC

By: _____
Name: Wilder Rumpf
Title: Chief Executive Officer

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Limited Liability Company Agreement as of the date first written above.

"Member"   MEMBER NAME:

By: _____

Name:

Title:

Address:

_____

_____

_____

Email: _____

IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Limited Liability Company Agreement as of the date first written above.

"Member"   MEMBER NAME: WILDER RUMPF

By: _____

Name: _____

Title: _____

Address:

_____

_____

_____

Email: _____

EXHIBIT A
MEMBERS

The Members of the Company and their respective addresses, Capital Contributions, and Ownership Interests are set forth below. The Company shall keep this Exhibit A current and updated in accordance with the terms of this Agreement.

Attached

EXHIBIT B
MANAGERS

Wilder Rumpf
Steven H. Forbes
Mark Ritter **- Removed from the Board of Managers on April 14th, 2021**
Frederick J. Warren

EXHIBIT C
RIGHTS, PREFERENCES AND PRIVILEGES OF
THE SERIES SEED PREFERRED UNITS

Except as otherwise set forth in this Agreement, the rights, preferences and privileges associated with the Series Seed Preferred Units are as follows:

(a)   <u>Rank</u>. The Preferred Units shall, with respect to distribution rights and rights on liquidation, dissolution and winding up of the affairs of the Company, rank senior to the Common Units and senior to all other Membership Interests of the Company hereafter issued which are not by their terms expressly senior to or on parity with the Preferred Units with respect to distribution rights, and rights on liquidation, dissolution and winding up of the affairs of the Company (it being understood that the authorization, creation or issuance of any Membership Interest with rights senior to or on parity with those of the Series Seed Preferred Units require the prior approval of the holders of the Series Seed Preferred Units in accordance with <u>Section 6.2</u> of the Agreement).

(b)   <u>Dividends</u>. The Series Seed Preferred Units shall have a prior distribution right upon a Deemed Liquidation Event as set forth in <u>Section 4.2</u> of the Agreement. Otherwise, the Preferred Units shall participate on an as-converted to Common Units basis with any dividends or distributions issued by the Company to the Common Units.

(c)   <u>Series Seed Original Issue Price</u>. The "<u>Series Seed Original Issue Price</u>" shall mean $0.77729 per Series Seed Preferred Unit.

(d)   <u>Conversion Rights</u>. The Series Seed Preferred Units are convertible into Common Units as follows:

(i)   <u>Right to Convert</u>. At any time after January 27, 2021 (the "<u>Series Seed Original Issue Date</u>"), each holder of Series Seed Preferred Units shall have the right and option to convert some or all of such holder's Series Seed Preferred Units into that number of Common Units which results from dividing (i) the Series Seed Original Issue Price by (ii) the Series Seed Conversion Price in effect at the time of conversion; <u>provided</u>, <u>however</u>, that any fractional number of Common Units issuable upon conversion shall be rounded up to the next whole Common Unit.

(ii)   <u>Mechanics of Conversion Election</u>. In order to convert Series Seed Preferred Units into Common Units, the holder thereof shall give written notice (the "<u>Series Seed Conversion Notice</u>") to the Company stating the number of Series Seed Preferred Units the holder elects to convert and setting forth the name or names in which the holder wishes the Common Units to be issued. Such conversion shall be effective immediately prior to the close of business on the date the Series Seed Conversion Notice is delivered to the Company and the Person or Persons entitled to receive the Common Units issuable upon such conversion shall be treated as a Member holding Common Units at such date and shall, with respect to such Common Units, have only those rights of a holder of Common Units from and after the effective date of conversion.

(iii)   <u>Series Seed Conversion Price</u>. The conversion price of each Series Seed Preferred Unit shall initially be $0.77729 and shall be subject to adjustment from time to time as provided in <u>Clause (d)(iv)</u> below (the "<u>Series Seed Conversion Price</u>").

(iv)   <u>Adjustments to Series Seed Conversion Price</u>. The Series Seed Conversion Price shall be subject to adjustment from time to time as follows:

(A)   <u>Adjustment for Unit Splits, Unit Dividends and Combinations of Common Units</u>. In the event that the outstanding Common Units shall, after the Series Seed Original Issue Date, be further subdivided (split) or combined (reverse split), by reclassification or otherwise, or in the event of any distribution payable on the Common Units in Common Units, without a corresponding split, combination or reclassification of or dividend or other distribution on the Series Seed Preferred Units, the Series Seed Conversion Price in effect immediately prior to such subdivision, combination, reclassification, dividend or other distribution shall, concurrently with the effectiveness of such subdivision, combination, reclassification, dividend or other distribution, be proportionately adjusted.

(B)   <u>Adjustment for Merger or Reorganization, Etc</u>. In case of a reclassification, reorganization or exchange (other than described in <u>Clause (d)(iv)(A)</u> above) or any consolidation or merger of the Company with another corporation or other business entity (other than a merger, acquisition or other reorganization which constitutes a Deemed Liquidation Event and other than a dissolution subject to <u>Article 10</u> (Dissolution)), each Series Seed Preferred Unit shall thereafter be convertible into the number of securities or property to which a holder of the number of Common Units of the Company deliverable upon conversion of such Series Seed Preferred Units would have been entitled upon such reclassification, reorganization, exchange, consolidation or merger; and, in any such case, appropriate adjustment (as determined by the Board) shall be made in the application of the provisions of this <u>Clause (d)(iv)(B)</u> with respect to the rights and interests thereafter of the holders of Series Seed Preferred Units, to the end that the provisions set forth herein (including provisions with respect to changes in and other adjustments of the Series Seed Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series Seed Preferred Units.

(C)   <u>Tender Offers and Exchange Offers</u>. If the Company or any of its Subsidiaries successfully completes a tender or exchange offer for the Common Units where the cash and the value of any other consideration included in the payment per Common Unit exceeds the fair market value per Common Unit (as determined by the Board in good faith), each Series Seed Preferred Unit shall thereafter be convertible into the number of securities or property to which each Common Unit deliverable upon such tender or exchange offer would have been entitled to upon such tender or exchange by such holder;

and, in any such case, appropriate adjustment (as determined by the Board) shall be made in the application of the provisions of this Clause (d)(iv)(C) with respect to the rights and interests thereafter of the holders of Series Seed Preferred Units, so that the provisions set forth herein (including provisions with respect to changes in and other adjustments of the applicable Series Seed Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series Seed Preferred Units.

   (D) Adjustment In Connection With Issuance or Sale of Additional Units. If at any time or from time to time on or after the Series Seed Original Issue Date, the Company shall issue or sell any Common Units or other equity interests (collectively, "Additional Units") for a consideration or exercise price per Unit less than the Series Seed Conversion Price then in effect, then and in each such case the then Series Seed Conversion Price shall be reduced, concurrently with such issue, to an adjusted Series Seed Conversion Price (computed to the nearest hundredth of one cent ($0.01)) determined in accordance with the following formula:

$$CP2 = CP1*(A + B) (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

   "CP2" shall mean the Series Seed Conversion Price in effect immediately after such issue of Additional Units;

   "CP1" shall mean the Series Seed Conversion Price in effect immediately prior to such issue of Additional Units;

   "A" shall mean the number of Units outstanding immediately prior to such issue of Additional Units (treating for this purpose as outstanding all Units issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (as defined below) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue, but excluding any Convertible Securities converting or becoming exercisable pursuant to the terms thereof into Additional Units in such issue);

   "B" shall mean the number of Units that would have been issued if such Additional Units had been issued at a price per Unit equal to CP1 (determined by dividing the aggregate consideration received by the Company in respect of such issue by CP1); and

   "C" shall mean the number of such Additional Units issued in such transaction.

For the purpose of this Clause (d)(iv)(D), the following provisions shall apply:

(A)   For the purpose of making any adjustment required under this Clause (d)(iv)(D), the consideration received by the Company for any issue or sale of securities shall (1) to the extent it consists of cash, be computed as the net amount of cash received by the Company after deduction of any expenses payable by the Company and any underwriting or similar commissions, compensation, or concessions paid or allowed by the Company in connection with such issue or sale, (2) to the extent it consists of property, be determined in good faith by the Board, and (3) if Additional Units, securities or other interests convertible into Additional Units ("Convertible Securities") or rights or options to purchase either Additional Units or Convertible Securities are issued or sold together with other membership interests or securities or other assets of the Company for a consideration which covers both, be computed as the portion of the consideration so received, computed as provided in clauses (1) and (2) above, that may be reasonably determined in good faith by the Board to be allocable to such Additional Units, Convertible Securities or rights or Options, as the case may be.

(B)   For the purpose of the adjustment required under this Clause (d)(iv)(D), if the Company issues or sells Convertible Securities or rights or Options for the purchase of Additional Units or Convertible Securities, the issue or sale price of such Convertible Securities, rights or Options shall be equal to the sum of (1) the total amount, if any, received or receivable by the Company as consideration for the issue or sale of such Convertible Securities or rights or Options *plus* (2) the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Company upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

(C)   If the minimum amount of consideration payable to the Company upon the exercise or conversion of rights, Options or Convertible Securities is reduced over time or on the occurrence or non-occurrence of specified events other than by reason of anti-dilution adjustments, the Series Seed Conversion Price shall be reduced to the lowest amount to which such consideration is reduced.

(v)   No Adjustment. Notwithstanding the provisions of Clause (d)(iv) above, there shall be no adjustment to the Series Seed Conversion Price upon (A) the issuance of up to 868,401 Common Units, Profits Interest Units or Options to purchase Common Units or other incentive awards issued to employees, directors or consultants pursuant to the Equity Incentive Plan or other employee unit or option plan approved by the Board, (B) the issuance of Units upon the exercise of Options or other incentive awards granted under any equity incentive plan described in the foregoing clause (A), (C) the issuance of Common Units upon conversion of Series Seed Preferred Units or a dividend or distribution with respect to the Series Seed Preferred Units, (D) a dividend, unit split, split up or other subdivision on Common Units, (E) Common Units actually issued upon the conversion or exchange of Convertible

Securities, provided such issuance is pursuant to the terms of such Convertible Security, (F) the issuance of Common Units, Profits Interest Units or Options to purchase Common Units or other incentive awards issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships or to suppliers of goods or services, in connection with the provision of such goods and services, in each case, as approved by the Board pursuant to the terms of this Agreement, or (G) the written waiver of the holders of the Series Seed Preferred Units agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Units (collectively, "Exempted Securities").

    (vi) Conversion Price Adjustment Certificate. Whenever the Series Seed Conversion Price is adjusted as provided in Clause (d)(iv), the Board shall promptly file with the Company an officer's certificate setting forth the effective Series Seed Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment and the calculation thereof, which certificate shall be conclusive evidence of the correctness of such adjustment absent manifest error. Promptly after delivery of such certificate, the Company shall prepare a notice of such adjustment of the Series Seed Conversion Price setting forth the adjusted Series Seed Conversion Price and the effective date of such adjustment and shall mail such notice of such adjustment of the Series Seed Conversion Price to each holder of Series Seed Preferred Units at such holder's last address as shown on the records of the Company.

    (vii) Automatic Conversion of Preferred Units Upon Qualified Public Offering.

      (A) Upon a Qualified Public Offering, (i) all outstanding Series Seed Preferred Units shall automatically be converted into Common Units, at the then effective conversion rate for the Series Seed Preferred Units and (ii) such Series Seed Preferred Units may not be reissued by the Company (a "QPO Mandatory Conversion"). Prior to a QPO Mandatory Conversion, at the election of holders of at least a majority of the Series Seed Preferred Units, (i) all or any portion of the outstanding Series Seed Preferred Units shall automatically be converted into Common Units, at the then effective conversion rate for the Series Seed Preferred Units, and (ii) such Units may not be reissued by the Company (an "Elected Mandatory Conversion"). The date on which the QPO Mandatory Conversion or any Elected Mandatory Conversion occurs shall be referred to as a "Mandatory Conversion Date."

      (B) Holders of record of Series Seed Preferred Units shall be given written notice of a Mandatory Conversion Date and the place designated for mandatory conversion of all or any portion of such Series Seed Preferred Units pursuant to this Clause (d)(vii). Such notice need not be given in advance of the occurrence of a Mandatory Conversion Date. Such notice shall be sent by mail or given by electronic communication in compliance with the provisions of this Agreement, to each record holder of Series Seed Preferred Units. Upon receipt of such notice, each holder of Series Seed Preferred Units shall surrender his, her or its certificate or certificates for all or any portion of such Units (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft or destruction of such certificate) to the Company at the place designated in such notice, and shall thereafter receive certificates for the number of Common Units to which such holder is entitled pursuant to this Clause (d)(vii). On a Mandatory Conversion Date, all (in the case of a full mandatory conversion), or the appropriate number of (in the case of a partial mandatory conversion), outstanding Series Seed Preferred Units shall be deemed to have been converted into Common Units, which shall be deemed to be outstanding of record, and all rights with respect to the Series Seed Preferred Units so converted, including the rights, if any, to receive notices and vote (other than as a holder of Common Units), will terminate, except only the rights of the holders thereof, upon surrender of their certificate or certificates therefor (or lost certificate affidavit and agreement), to receive the items provided for in the last sentence of this Clause (d)(vii)(B). If so required by the Company, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Company, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. As soon as practicable after a Mandatory Conversion Date and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Series Seed Preferred Units, the Company shall issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full units of Common Units issuable on such conversion in accordance with the provisions hereof (provided that any fractional number of Common Units issuable upon conversion shall be rounded up to the next whole Common Unit) and the payment of any declared but unpaid dividends.

(C)   All certificates evidencing Series Seed Preferred Units which are required to be surrendered for conversion in accordance with the provisions hereof shall, from and after a Mandatory Conversion Date, be deemed to have been retired and cancelled and the Series Seed Preferred Units represented thereby converted into Common Units for all purposes, notwithstanding the failure of the holder or holders thereof to surrender such certificates on or prior to such date. Such converted Series Seed Preferred Units may not be reissued, and the Company may thereafter take such appropriate action (without the need for unitholder action) as may be necessary to reduce the authorized number of Series Seed Preferred Units accordingly.

(e)   Reservation of Units Issuable Upon Conversion. The Company shall at all times reserve and keep available out of its authorized but unissued Common Units, solely for the purpose of effecting the conversion of the Series Seed Preferred Units, such number of its Common Units as shall from time to time be sufficient to effect a conversion of all outstanding Series Seed Preferred Units. If at any time the number of authorized but unissued Common Units shall not be sufficient to effect the conversion of all then outstanding Series Seed Preferred Units, the Company shall promptly seek such action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Common Units to such number of Units as shall be sufficient for such purpose. In the event of the consolidation or merger of the Company with another Person where the Company is not the surviving entity, effective provisions shall be made in the operating agreement, charter document, the articles or certificate of merger, or other governing document of the surviving entity so that the surviving entity will at all times reserve and keep available a sufficient number of Common Units or other securities or property to provide for the conversion of the Series Seed Preferred Units in accordance with the provisions of <u>Section (d)</u>.

        (f)   <u>Redemption</u>.

        (i)   Subject to <u>Section 8.6(e)</u> of the Agreement, the Series Seed Preferred Units shall not be redeemable at the option of the holder thereof.

        (ii)   Any Series Seed Preferred Units that are redeemed or otherwise acquired by the Company or any of its Subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Company nor any of its Subsidiaries may exercise any voting or other rights granted to the holders of Series Seed Preferred Units following redemption.

        (g)   <u>Voting and Approval Rights of the Series Seed Preferred Units; Right to Vote Generally</u>. Except as otherwise required by applicable law and except as otherwise set forth in this Agreement requiring that the holders of Series Seed Preferred Units vote or consent as a separate class, the Series Seed Preferred Units shall vote or consent together with Common Units on all matters submitted to the Members for their approval or consent, with each Series Seed Preferred Unit having the number of votes equal to the number of Common Units into which such Series Seed Preferred Units are then convertible.

        (h)   <u>Amendment and Waiver</u>. Any of the rights, powers, preferences, privileges and other terms of the Series Seed Preferred Units set forth in this Agreement (including, but not limited to, <u>Section 6.3</u>, <u>Article 4</u> (Distributions) and <u>Article 5</u> (Allocations)) may not be amended or waived (whether through amendment of this Agreement, merger, consolidation or otherwise) without the vote or consent of holders of at least a majority of the outstanding Series Seed Preferred Units, voting as a separate class.

        (i)   <u>Certification</u>. Notwithstanding any provisions set forth in this <u>Exhibit C</u> requiring the presentation, surrender, cancellation, delivery or receipt of a certificate or certificates representing Series Seed Preferred Units, if the Company decides not to certificate such units, then any such requirements shall be deemed null and void.

EXHIBIT D
KEY EMPLOYEES

Wilder Rumpf
Matthew Fatse
Adam Pulcyn

Ian Smith
Kristina Dinardo
Jacob Tomanelli
Andrew Szabo
Brian Miller
Jim Randel
Patrick May
Aleks Tropp

EXHIBIT E
POST-CONVERSION PREFERRED STOCK TERMS

Dividends:	Dividends will be paid on the preferred stock that the Series Seed Preferred Units are exchanged into (the "**Series Seed Preferred Stock**") on an as-converted basis when, as, and if paid on the Common Stock.
Liquidation Preference:	In the event of any liquidation, dissolution or winding up of the Company, the proceeds shall be paid as follows: First pay the Series Seed Original Purchase Price plus declared and unpaid dividends on each share of Series Seed Preferred Stock (or, if greater, the amount that the Series Seed Preferred Stock would receive on an as-converted basis) less the total cash distributions previously made with respect to the Series Seed Preferred Stock (other than dividends). The balance of any proceeds shall be distributed pro rata to holders of Common Stock. A merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company will be treated as a liquidation event (a "**Deemed Liquidation Event**"), thereby triggering payment of the liquidation preferences described above unless the holders of a majority of the Series Seed Preferred Stock elect otherwise (the "**Requisite Holders**"). The Series Seed Preferred Stock's entitlement to their liquidation preference shall not be abrogated or diminished in the event part of the consideration is subject to escrow or indemnity holdback in connection with a Deemed Liquidation Event.
Voting Rights:	The Series Seed Preferred Stock shall vote together with the Common Stock on an as-converted basis, and not as a separate class, except (i) so long as the holders of Series Seed Preferred Units would be entitled to elect a Manager or Managers if the Corporate Conversion had not occurred, the holders of Series Seed Preferred Stock, voting as a separate class, shall be entitled to elect such number of members of the Board of Directors as the holders of Series Seed Preferred Units would be entitled to elect if the Corporate Conversion had not occurred, (ii) as required by law, and (iii) as provided in "Protective Provisions" below. The Company's Charter will provide that the number of authorized shares of Common Stock may be increased or decreased with the approval of a majority of the Preferred and Common Stock,

voting together as a single class, and without a separate class vote by the Common Stock.

Protective Provisions: Until such time as the holders of the Series Seed Preferred Stock own less than the Investment Threshold, in addition to any other vote or approval required under the Company's Charter or Bylaws, the Company will not, without the written consent of the Requisite Holders, either directly or by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, take any of the actions set forth in Section 6.2 of the Agreement.

Optional Conversion: The Series Seed Preferred Stock initially converts 1:1 to Common Stock at any time at option of holder, subject to adjustments for stock dividends, splits, combinations and similar events and subject to customary broad-based anti-dilution protection.

Registration Rights: The Series Seed Preferred Stock will enjoy the benefit of customary piggyback registration rights.

Management and Information Rights: The Series Seed Preferred Stock will enjoy substantially the same information and inspection rights of the holders of Series Seed Preferred Units as set forth in Sections 7.7 and 7.8 of the Agreement.

Right to Participate Pro Rata in Future Rounds: The Series Seed Preferred Stock will enjoy the benefit of substantially the same rights to participate in future issuances of securities by the Company of the holders of Series Seed Preferred Units as set forth in Section 3.10 of the Agreement.

Right of First Refusal/ Right of Co-Sale (Take-Me-Along): The Series Seed Preferred Stock will enjoy the benefit of substantially the same transfer rights of the holders of Series Seed Preferred Units as set forth in Section 8.3 of the Agreement.

Board of Directors: The Board of Directors shall consist of five (5) members, with substantially the same composition and designation rights as the Company's Board of Managers prior to the Corporate Conversion.